                                               Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-58723

Prospectus Supplement
(To Prospectus dated July 17, 1998)


HELLER LOGO
Heller Financial, Inc.
$600,000,000
6% Notes due March 19, 2004

Interest payable March 19 and September 19

Issue price: 99.655%

The notes will mature on March 19, 2004. Interest will accrue from March 19, 1999. We cannot redeem the notes unless certain events occur involving U.S. taxation. We will issue the notes in minimum denominations of $1,000 increased in integral multiples of $1,000.

See "Risk Factors" beginning on page 1 of the prospectus for a discussion of certain risks that should be considered in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commis-sion has approved or disapproved of these securities or passed upon the accu-racy or adequacy of this prospectus supplement or the prospectus. Any represen-tation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

          Price to     Discounts and Proceeds to
          Public       Commissions   Heller
-------------------------------------------------
Per note  99.655%      .350%         99.305%
-------------------------------------------------
Total     $597,930,000 $2,100,000    $595,830,000
-------------------------------------------------

We have applied to list the notes on the Luxembourg Stock Exchange.

We expect that delivery of the notes will be made to investors on or about March 19, 1999.

J.P. Morgan & Co.                                            Merrill Lynch & Co.

ABN AMRO                                                       Chase Securities
Credit Suisse First                                                        Inc.
Boston                                                            Deutsche Bank
Goldman, Sachs & Co.                                        Salomon Smith Barney
                            Warburg Dillon Read LLC

March 12, 1999

You should only rely on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The distribution of this prospectus supplement and the prospectus and the offering of the notes in certain jurisdictions may be restricted by law. You should inform yourself about and observe any such restrictions. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Where You May Find More Information.......................................   S-3
Description of Heller.....................................................   S-4
Our Directors and Executive Officers......................................   S-5
Use of Proceeds...........................................................   S-5
Ratio of Earnings to Fixed Charges........................................   S-5
Capitalization............................................................   S-6
Selected Financial Data...................................................   S-7
Description of the Notes..................................................   S-9
United States Federal Taxation............................................  S-15
Underwriting..............................................................  S-18
General Information.......................................................  S-20
Validity of the Notes.....................................................  S-21
Independent Public Accountants............................................  S-21

                                   Prospectus

Available Information.....................................................    ii
Incorporation of Certain Documents by Reference...........................    ii
Risk Factors..............................................................     1
Safe Harbor for Forward-Looking Statements................................     7
The Company...............................................................     8
Use of Proceeds...........................................................    14
Selected Financial Data...................................................    15
Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges
 and Preferred Stock Dividends............................................    16
Description of Debt Securities............................................    16
Description of Warrants...................................................    26
Description of Capital Stock..............................................    27
Plan of Distribution......................................................    35
Legal Matters.............................................................    36
Independent Public Accountants............................................    36

This prospectus supplement and the prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to us. We accept full responsibility for the accuracy of the information contained in this prospectus supplement and the prospectus and confirm, having made all reasonable inquiries, that, to the best of our knowledge and belief, there are no other facts the omission of which would make any statement herein misleading in any material respect.

In this prospectus supplement and the prospectus, references to "dollars" and "$" are to United States dollars.

                      WHERE YOU MAY FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act and file reports and other information with the SEC. You may read and copy such reports and other information at the following SEC public reference rooms:

  450 Fifth Street, N.W.     Seven World Trade Center Citicorp Center
  Judiciary Plaza            Suite 1300               500 West Madison Street
  Room 1024                  New York, New York 10048 Suite 1400
  Washington, D.C. 20549                              Chicago, Illinois 60661

You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available from the SEC's Web site at http://www.sec.gov. You may also inspect and copy our SEC filings at the offices of the following exchanges on which certain of our securities are listed:

  The New York Stock Exchange             The Chicago Stock Exchange
  20 Broad Street                         One Financial Plaza
  New York, New York 1005                 440 South LaSalle Street
                                          Chicago, Illinois 60605

The SEC allows us to "incorporate by reference" information into this prospectus supplement and the prospectus, which means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the prospectus, except for any information superseded by information in this prospectus supplement and the prospectus. This information incorporated by reference is an important part of this prospectus supplement and the prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus supplement and the prospectus.

Documents that we have previously filed with the SEC which are incorporated by reference into this prospectus supplement and the prospectus include the following:

  . Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended on Form 10-K/A, which contains our audited consolidated statements of income, cash flows and changes in stockholders' equity for the years ended December 31, 1996, 1997 and 1998 and our audited consolidated balance sheets as of December 31, 1997 and 1998; and

  . Two Current Reports on Form 8-K dated January 20, 1999.

We do not prepare and publish unconsolidated financial statements.

This prospectus supplement and the prospectus will also incorporate by reference any of our future SEC filings under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act. The documents incorporated by reference may be obtained through the SEC and are also available from us without charge. You may obtain documents incorporated by reference in this prospectus supplement and the prospectus by making a request to us by telephone at (312) 441-7000 or in writing at the following address:

                              Treasurer
                              Heller Financial, Inc.
                              500 West Monroe Street
                              Chicago, Illinois 60661

This prospectus supplement and the prospectus, together with the documents incorporated in them by reference, will be available free of charge at the office of Banque Internationale a Luxembourg, 69, route d'Esch, L-1470 Luxembourg.

                             DESCRIPTION OF HELLER

Heller Financial, Inc. is a majority-owned subsidiary of The Fuji Bank, Limited. We were incorporated in 1919 under the laws of the State of Delaware.

We are a leading diversified commercial financial services company that provides a broad array of financial products and services to mid-sized and small businesses in the United States and selected international markets. We operate in part through subsidiaries and joint ventures. See Exhibit 21 to our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended on Form 10-KA, for a list of our subsidiaries. The Annual Report is incorporated by reference in this prospectus supplement and the prospectus and will be obtainable free of charge at the main office of Banque Internationale a Luxembourg. See "General Information."

We mange our products and services principally through two business segments:
(1) Domestic Commercial Finance and (2) International Factoring and Asset Based Finance. Our Domestic Commercial Finance segment is made up of the following five business units:

  . Corporate Finance, which provides collateralized cash flow and asset based lending;

  . Real Estate Financial Services, which primarily provides secured real estate financing;

  . Leasing Services, which provides debt and lease financing of small and large ticket equipment sourced directly or through manufacturers, distributors and dealers;

  . Small Business Finance, which provides financing to small businesses, primarily under U.S. Business Administration loan programs; and

  . Commercial Services, which provides factoring and receivables management services.

Our International Factoring and Asset Based Finance segment, known as Heller International Group, provides factoring services and financings secured primarily by receivables, inventory and equipment. It does so through wholly-owned subsidiaries and joint ventures which provide financing to small and mid-sized companies primarily in Europe, but also in Asia and Latin America.

Our principal executive offices are located at 500 West Monroe Street, Chicago, Illinois 60661, United States.

Fuji Bank, through its wholly-owned subsidiary Fuji America Holdings, Inc., beneficially owns all of our outstanding shares of Class B common stock. Other stockholders hold our Class A common stock, which is publicly traded. Based on their SEC filings, as of March 1, 1999, Wellington Management Company, LLP and State Street Research & Management Company beneficially owned 13.96% and 5.23%, respectively, of our outstanding Class A common stock. To our knowledge, no other stockholder beneficially owns more than 5% of any class of our common stock. Our Class A common stock and Class B common stock are identical, except as follows:

  . our Class B common stock has three votes per share and our Class A common stock has one vote per share; provided, however, that the outstanding shares of Class B common stock, while held by Fuji Bank, cannot represent more than 79% of the combined voting power of our outstanding voting stock; and

  . each share of our Class B common stock is convertible into one share of our Class A common stock; our Class A common stock is not convertible into any other security.

See "Description of Capital Stock--Common Stock--Voting Rights" and "-- Conversion" in the prospectus for a more detailed discussion of the voting and conversion rights of our common stock.

                      OUR DIRECTORS AND EXECUTIVE OFFICERS

 Name                                 Position
 ----                                 --------
 Richard J. Almeida.................. Chairman of the Board and Chief Executive
                                      Officer
 Michael A. Conway................... Director
 Nina B. Eidell...................... Executive Vice President and Chief Human
                                      Resources Officer
 Tsutomu Hayano...................... Director
 Soichi Hirabayashi.................. Director
 Mark Kessel......................... Director
 Michael J. Litwin................... Executive Vice President and Chief Credit
                                      Officer
 Tetsuo Kuman........................ Director
 Dennis P. Lockhart.................. Director and President of Heller
                                      International Group
 Lauralee E. Martin.................. Executive Vice President and Chief
                                      Financial Officer
 Frank S. Ptak....................... Director
 Masahiro Sawada..................... Director and Senior Vice President
 Debra H. Snider..................... Executive Vice President, General
                                      Counsel, Chief Administrative Officer and
                                      Secretary
 Kenichiro Tanaka.................... Director and Executive Vice President
 Frederick E. Wolfert................ Director and President and Chief
                                      Operating Officer
 Terumasa Yamasaki................... Director

Mr. Conway is Senior Vice President and Senior Investment Officer of Aon Corporation, an insurance brokerage and underwriting company, and President of Aon Advisors, Inc., a subsidiary of Aon that provides investment management services; Mr. Kessel is a partner of Shearman & Sterling, a law firm which from time to time acts as counsel in certain matters for us and Fuji Bank; and Mr. Ptak is Vice Chairman of ITW Inc., a diversified manufacturing company. None of our other directors holds any significant position outside Heller, Fuji Bank and the subsidiaries of Heller and Fuji Bank.

                                USE OF PROCEEDS

We estimate that our net proceeds from the sale of our notes, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $595.7 million. The net proceeds from our sale of the notes will be added to our general funds and will be available for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated below was as follows:

                            Year Ended December 31,
      -------------------------------------------------------------------------------------------------------
      1998              1997                       1996                       1995                       1994
      ----              ----                       ----                       ----                       ----
      1.46              1.44                       1.40                       1.38                       1.51

For purposes of computing the ratio of earnings to fixed charges, "earnings" includes income before income taxes, the minority interest in Heller International Group, Inc. income and fixed charges. "Fixed charges" includes interest on all indebtedness and one third of annual rentals (the approximate portion representing interest).

                                CAPITALIZATION

The table below shows our capitalization on a consolidated basis as of December 31, 1998. You should read this table along with our consolidated financial statements, which are included in the documents incorporated by reference into this prospectus supplement and the prospectus.

                                                                   December 31,
                                                                       1998
                                                                   ------------
                                                                       (in
                                                                    millions)
Long-term debt:
 Commercial paper and short-term borrowings.......................   $ 3,681
 Long-term debt...................................................     6,768
                                                                     -------
  Total debt......................................................    10,449
Minority interest.................................................        10
Stockholders' equity:
 Cumulative Perpetual Senior Preferred Stock, Series A, $.01 par
  value, 5,000,000 shares authorized, issued and outstanding......       125
 Fixed Rate Noncumulative Perpetual Senior Preferred Stock, Series
  C, $.01 par value, 1,500,000 shares authorized, issued and
  outstanding.....................................................       150
 Fixed Rate Noncumulative Perpetual Senior Preferred Stock, Series
  D, $.01 par value, 1,250,000 shares authorized, issued and
  outstanding.....................................................       125
 Class A Common Stock, $0.25 par value, 500,000,000 shares
  authorized, 39,030,912 shares issued and 38,738,091 shares
  outstanding*....................................................        10
 Class B Common Stock, $0.25 par value, 300,000,000 shares
  authorized and 51,050,000 shares issued and outstanding.........        13
 Additional paid-in capital.......................................     1,435
 Retained earnings................................................       111
 Treasury stock (292,821 shares)..................................        (8)
 Accumulated other comprehensive income...........................         1
                                                                     -------
  Total stockholders' equity......................................   $ 1,962
                                                                     -------
  Total capitalization............................................   $14,366
                                                                     =======

--------
* Excludes, as of December 31, 1998, (1) 1,291,952 shares of Class A Common Stock issuable upon the exercise of options and (2) 4,890,011 shares of Class A Common Stock reserved for issuance with respect to awards that may be granted in the future under the Heller Financial, Inc. 1998 Stock Incentive Plan.

There has been no material adverse change in our consolidated capitalization since December 31, 1998.

                            SELECTED FINANCIAL DATA

You should read the summary of financial information presented below along with our Annual Report on Form 10-K for the fiscal year ended December 31, 1998. The results of operations and balance sheet data for, and as of the end of, each of the years in the two-year period ended December 31, 1998 are taken from our audited consolidated financial statements.

                                         For the Year Ended
                                            December 31,
                                         ------------------
                                         1998(1)(2) 1997(2)
                                         ---------- -------
                                                     (in millions)
Results of Operations:
 Interest income........................   $1,047    $924
 Interest expense.......................      624     516
                                           ------    ----
  Net interest income...................      423     408
 Fees and other income..................      206     206
 Factoring commissions..................      124     104
 Income of international joint
  ventures..............................       30      36
                                           ------    ----
  Operating revenues....................      783     754
 Operating expenses.....................      399     357
 Provision for losses...................       77     164
 Restructuring charge...................       17     --
                                           ------    ----
  Income before income taxes and
   minority interest....................      290     233
 Income tax provision...................       93      66
 Minority interest......................        4       9
                                           ------    ----
  Net income............................   $  193    $158
                                           ======    ====
  Dividends on preferred stock..........   $   21    $ 14
                                           ======    ====
  Net income applicable to common
   stock................................   $  172    $144
                                           ======    ====

                                                               December 31,
                                                            ------------------
                                                            1998(1)(2) 1997(2)
                                                            ---------- -------
                                                               (dollars in
                                                                millions)
Balance Sheet Data:
 Receivables...............................................  $11,854   $10,722
 Allowance for losses of receivables.......................     (271)     (261)
 Equity and real estate investments........................      617       488
 Debt securities...........................................      400       311
 Operating leases..........................................      321       195
 Investment in international joint ventures................      235       198
  Total assets.............................................  $14,366   $12,861
                                                             =======   =======
Commercial paper and short-term borrowings.................  $ 3,681   $ 3,432
Long-term debt.............................................    6,768     6,004
                                                             -------   -------
  Total debt...............................................  $10,449   $ 9,436
                                                             =======   =======
  Total liabilities........................................  $12,394   $11,096
 Preferred stock...........................................      400       275
 Common equity.............................................    1,562     1,403
                                                             -------   -------
  Total stockholders' equity...............................  $ 1,962   $ 1,678
                                                             =======   =======
 Ratio of commercial paper and short-term borrowings to
  total debt...............................................     35.2%     36.4%
                                                             =======   =======
 Ratio of debt (net of short-term investments) to total
  stockholders' equity.....................................      5.2x      5.2x
                                                             =======   =======
Selected Credit Quality Data and Ratios:
 Ratio of earning loans delinquent 60 days or more to
  receivables..............................................      1.6%      1.4%
 Ratio of net writedowns to average lending assets.........      0.7       1.5
 Ratio of total nonearning assets to total lending assets..      1.8       1.4
 Ratio of allowance for losses of receivables to
  receivables..............................................      2.3       2.4
 Ratio of allowance for losses of receivables to net
  writedowns...............................................      3.3x      1.8x
 Ratio of allowance for losses of receivables to nonearning
  impaired receivables.....................................    130.2%    185.1%

--------
(1) The financial data presented for 1998 reflects our purchase of the domestic technology leasing assets of the Dealer Products Group of Dana Commercial Credit Corporation and the stock of the Dealer Products Group's international subsidiaries in November 1998. As a result of this purchase, we consolidated the acquired assets and international subsidiaries of the Dealer Products Group as of the date of acquisition. Goodwill related to this acquisition totaled $187 million and is subject to any purchase price adjustments to be finalized in 1999. The consolidation of the Dealer Products Group assets and subsidiaries resulted in an increase of approximately $625 million in our total assets as of December 31, 1998 as compared to December 31, 1997. This acquisition had a minimal favorable impact on our 1998 net income, as our 1998 results include only one month of Dealer Products Group operations.
(2) The financial data presented for 1998 and 1997 reflects our purchase (through our subsidiary, Heller International Group, Inc.) of our joint venture partner's interest in Factofrance Heller, S.A. in April 1997 for $174 million. As a result of this purchase, Factofrance was reported on a consolidated basis with Heller as of the date of acquisition. The premium related to this purchase was allocated as follows: $78 million to goodwill and $18 million to a noncompetition agreement. Our consolidation of Factofrance resulted in increases of $2 billion, $94 million and $59 million in our total assets, operating revenues and operating expenses, respectively, during 1997 as compared to 1996.

                            DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements, and where inconsistent replaces, the description of the general terms and provisions of the Debt Securities included in the prospectus. The statements in this prospectus supplement concerning the notes and the indenture may not be complete. All of these statements are qualified in their entirety by reference to the prospectus and the provisions of the indenture, which has been filed with the SEC.

General

The notes constitute a single series of Senior Debt Securities to be issued under an indenture dated as of September 1, 1995, as amended, between the Company and State Street Bank and Trust Company, as trustee, and will be issued in an aggregate principal amount of $600,000,000. As Senior Debt Securities, the notes will constitute our direct, unconditional and unsecured obligations and will rank (1) equally, without preference among themselves, with all of our other present and future unsecured and unsubordinated obligations and (2) senior to our present and future subordinated obligations.

State Street Bank and Trust Company, the trustee under the indenture, will also initially be the securities registrar and paying agent for the notes. The trustee will exercise its functions under the indenture on behalf of the holders of the notes as a class without regard to the consequences of any such exercise on any individual holder of the notes. The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York, United States. The issuance of the notes was authorized and approved by resolution of the Special Financing Committee of our Board of Directors dated February 26, 1999.

The notes will mature on March 19, 2004. Interest on the notes will be payable semi-annually on each March 19 and September 19, commencing September 19, 1999. Interest payable on September 19, 1999 will accrue from March 19, 1999. Interest payable on each subsequent interest payment date will include interest from the most recent interest payment date to which interest has been paid or duly provided for. Interest payable on any interest payment date will be payable to the person in whose name a note (or any predecessor note) is registered at the close of business on the fifteenth day immediately preceding such interest payment date. Principal of, and interest on, the notes will be payable at the office or agency that we maintain for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of an affiliate of the paying agent. Payment of interest, however, may be made, at our option, by check mailed to the person entitled to such interest. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Neither the notes nor the indenture contain a provision regarding prescription with respect to the payment of interest on, or principal of, the notes.

On March 19, 2004, an amount equal to 100% of the principal amount of the notes then held by each holder, together with accrued interest payable on such date, will be payable by us to such holder. We cannot redeem the notes unless certain events occur involving U.S. taxation. See "--Redemption for Tax Reasons." In addition, we cannot prepay the notes prior to their scheduled maturity. The notes are not entitled to the benefits of any sinking fund.

Book-Entry, Delivery and Form

We will issue the notes in minimum denominations of $1,000 increased in integral multiples of $1,000. We will issue the notes in the form of one or more fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., DTC's nominee. Book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC will represent beneficial interests in the global notes. Investors may elect to hold interests in the global notes through either DTC or Cedelbank, societe anonyme or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the

Euroclear System if they are participants in such systems, or indirectly through organizations which are participants in such systems. Cedelbank and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedelbank's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A. will act as depositary for Cedelbank, and The Chase Manhattan Bank will act as depositary for Euroclear. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

DTC's management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that these systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames. However, DTC's ability to properly perform its services is also dependent upon other parties, including, but not limited to, issuers and their agents, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, such as telecommunication and electrical utility service providers.

Cedelbank advises that it is incorporated under the laws of Luxembourg as a professional depositary, Cedelbank holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between these participants through electronic book-entry changes in their accounts. This eliminates the need for physical movement of certificates. Cedelbank provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedelbank interfaces with domestic markets in several countries. As a professional depositary, Cedelbank is subject to regulation by the Luxembourg Monetary Institute. Cedelbank's participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters of this offering. Indirect access to Cedelbank is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship, with a Cedelbank participant, either directly or indirectly.

Distributions (including principal and interest) with respect to the notes held beneficially through Cedelbank will be credited to cash accounts of Cedelbank's participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Cedelbank.

Euroclear advises that it was created in 1968 to hold securities for its participants and to clear and settle transactions between these participants through simultaneous electronic book-entry delivery against payment. This eliminates the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the Euroclear cooperative. The Euroclear cooperative establishes policy for Euroclear on behalf of Euroclear's participants. These participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters of this offering. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under these terms and conditions only on behalf of Euroclear's participants and has no record of, or relationship with, persons holding through these participants.

Distributions (including principal and interest) with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear's participants in accordance with these terms and conditions, to the extent received by the U.S. depositary for Euroclear.

In the event definitive notes are issued, we will appoint and maintain a paying agent and transfer agent in Luxembourg. We will publish the name of the Luxembourg paying agent and transfer agent in Luxembourg. In the event definitive notes are issued, the holders thereof will be able to receive payments on the notes and effect transfers of the notes at the offices of the Luxembourg paying agent and transfer agent.

Individual certificates in respect of notes will be issued in exchange for the global notes only if (1) Euroclear, Cedelbank or DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with a global note or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and in each case a successor clearing system is not appointed by us within 90 days after we receive such notice from Euroclear, Cedelbank or DTC or become aware that DTC is no longer so registered, (2) we in our sole discretion elect to issue individual certificates or (3) an event of default, or an event which with the passage of time would become an event of default, with respect to the notes has occurred and is continuing. We will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the notes represented by such global note upon delivery of such global note for cancellation. If definitive notes are issued, they will be issued in minimum denominations of $1,000 increased in integral multiples of $1,000.

Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of Euroclear, Cedelbank or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the notes may be transferred within Euroclear and within Cedelbank and between Euroclear and Cedelbank in accordance with procedures established for these purposes by Euroclear and Cedelbank. Book-entry interests in the notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the notes between Euroclear and Cedelbank and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Cedelbank and DTC.

Banque Internationale a Luxembourg will act as intermediary between the Luxembourg Stock Exchange and us and the holders of the notes.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC's participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Cedelbank's participants and/or Euroclear's participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedelbank and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Cedelbank or Euroclear's participants, on the other, will be effected in DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by its U.S. depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedelbank's participants and Euroclear's participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of notes received in Cedelbank or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear or Cedelbank participants on such business day. Cash received in Cedelbank or Euroclear as a result of sales of notes by or through a Cedelbank participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Cedelbank or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Cedelbank and Euroclear have agreed to these procedures in order to facilitate transfers of notes among participants in DTC, Cedelbank and Euroclear, they are under no obligation to perform or continue to perform these procedures, and these procedures may be changed or discontinued at any time.

Further Issues

We may from time to time, without notice to, or the consent of, the registered holders of the notes, create and issue further notes equal in rank to the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the notes and have the same term as to status, redemption or otherwise as the notes.

Payment of Additional Amounts

We will pay to the holder of any note who is a non-United States person (as defined below) such additional amounts as may be necessary in order that every net payment in respect of the principal, premium, if any, or interest, if any, on such note, after deduction or withholding by us or any paying agent for or on account of any present or future tax, assesment or governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority of or in the United States, will not be less than the amount provided for in such note to be then due and payable before any such deduction or withholding for, or on account of, any such tax, assessment or governmental charge; provided, however, that the foregoing obligation to pay such additional amounts shall not apply to:

  . any tax, assessment or other governmental charge which would not have been so imposed but for (1) the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member or shareholder of, or holder of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder of, or holder of a power) being or having been a citizen or resident or treated as a resident thereof or being or having been engaged in a trade or business in the United States or being or having been present therein or having or having had a permanent establishment in the United States, or (2) such holder's present or former status as a personal holding company or foreign personal holding company or controlled foreign corporation for United States federal income tax purposes or corporation which accumulates earnings to avoid United States federal income tax;

  . any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder of such note for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

  . any estate, inheritance, gift, sales, transfer, personal property or excise tax or any similar tax, assessment or governmental charge;

  . any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments in respect of principal of, premium, if any, or interest, if any, on any Note;

  . any tax, assessment or other governmental charge imposed on interest received by a holder or beneficial owner of a note who actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended;

  . any tax, assessment or other governmental charge imposed as a result of the failure to comply with (1) certification, information, documentation, reporting or other similar requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the note, if such compliance is required by statute or by regulation of the United States Treasury Department as a precondition to relief or exemption from such tax, assessment or other governmental charge (including backup withholding) or (2) any other certification, information, documentation, reporting or other similar requirements under United States income tax laws or regulations that would establish entitlement to otherwise applicable relief or exemption from such tax, assessment or other governmental charge;

  . any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of the principal of, premium, if any, or interest, if any, on any note, if such payment can be made without such withholding by at least one other paying agent; or

  .  any combination of any of these items;

nor will such additional amounts be paid to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the note to the extent a settlor or beneficiary with respect to such fiduciary or a member of such partnership or a beneficial owner of the note would not have been entitled to payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the note.

The notes are subject in all cases to any applicable tax, fiscal or other law or regulation or administrative or judicial interpretation. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes--Redemption for Tax Reasons," we will not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

As used under this heading "Payment of Additional Amounts" and under the headings "Description of Notes--Redemption for Tax Reasons" and "United States Federal Taxation--Tax Consequences to Non-United States Persons" the term "United States" means the United States of America (including the

States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction; "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source; and "non-United States person" has the meaning set forth in "United States Federal Taxation--Tax Consequences to Non-United States Persons" below.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws (including any regulations or rulings promulgated thereunder) of the United States or any political subdivision of or in the United States affecting taxation, or any change in the official application or interpretation of such laws, including any official proposal for such a change, amendment or change in the application or interpretation of such laws, which change, amendment, application or interpretation is announced or becomes effective after the date of this prospectus supplement or which proposal is made after such date, or as a result of any action taken by any taxing authority of the United States which action is taken or becomes generally known after such date, or any commencement of a proceeding in a court of competent jurisdiction in the United States after such date, whether or not such action was taken or such proceeding was brought with respect to us, there is, in such case, in the written opinion of our independent legal counsel of recognized standing, a material increase in the probability that we have, or may become obligated, to pay additional amounts (as described above under "Payment of Additional Amounts"), and we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us, not including assignment of the notes, the notes may be redeemed, as a whole but not in part, at our option at any time thereafter, upon notice to the trustee and the holders of the notes in accordance with the provisions of the indenture at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with accrued interest on the notes to the date fixed for redemption.

Notices

Notices to holders of the notes will be published in authorized daily newspapers in The City of New York, in London and, so long as the notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, and in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

Meeting of Noteholders; Modifications

We, the trustee or the holders of at least 10% in aggregate principal amount of the notes can call a meeting of noteholders for any of the following purposes:

  . to give notice to us or the trustee, to give directions to the trustee, to consent to waiving a default under the indenture or to take any other authorized action with respect to defaults and remedies under the indenture;

  . to remove the trustee and nominate a successor trustee;

  . to consent to the execution of an indenture supplemental; or

  . to take any other action authorized by the indenture.

See "Description of Debt Securities--Provisions Applicable to Senior, Subordinated and Junior Subordinated Debt Securities--Modification of the Indentures" in the prospectus for a discussion regarding modification and amendment of the indenture.

                         UNITED STATES FEDERAL TAXATION

The following summary describes the material United States federal income and certain estate tax consequences of ownership and disposition of the notes. This summary provides general information only and is directed solely to original holders purchasing notes at the "issue price," that is, the first price to the public at which a substantial amount of the notes in an issue is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is based on the Internal Revenue Code of 1986, as amended to the date of this prospectus supplement (the "Code"), existing administrative pronouncements and judicial decisions, existing and proposed Treasury Regulations currently in effect, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described below, possibly with retroactive effect. This summary discusses only notes held as capital assets within the meaning of
Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, persons holding notes in connection with hedging transactions, "straddles," conversion transactions or other integrated transactions, or persons who have ceased to be United States citizens or to be taxed as resident aliens. Persons considering the purchase of notes should consult their tax advisors with regard to the application of the United States federal income and estate tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to United States Persons

For purposes of the following discussion, "United States person" means a beneficial owner of a note that is for United States federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in, or under the laws of, the United States or any political subdivision of the United States, (3) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

Payments of Interest

Interest on a note will generally be taxable to a United States person as ordinary interest income at the time it is accrued or is received in accordance with the United States person's method of accounting for tax purposes.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a note, a United States person will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the United States person's adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest on the note. Amounts attributable to accrued interest are treated as interest as described under "Payments of Interest" above. A United States person's adjusted tax basis in a note generally will equal the cost of the note to the United States person.

In general, gain or loss realized on the sale, exchange or redemption of a note will be capital gain or loss. Prospective investors should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates) and losses (the deductibility of which is subject to limitations).

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments of principal, premium and interest on a note, and to payments of proceeds of the sale or redemption of a note, to certain non-corporate United States persons. We, our agent, a broker or any paying agent, as the case may be, will be required to withhold from any payment a tax equal to 31 percent of such payment if a United States person fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, fails to certify that such United States person is not subject to backup withholding or otherwise fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a United States person may be credited against such United States person's United States federal income tax and may entitle such United States person to a refund, provided that the required information is furnished to the United States Internal Revenue Service.

Tax Consequences to Non-United States Persons

As used herein, the term "non-United States person" means an owner of a note that is, for United States federal income tax purposes, (1) a nonresident alien individual, (2) a foreign corporation, (3) a nonresident alien fiduciary of a foreign estate or trust or (4) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

Income and Withholding Tax

  Subject to the discussion of backup withholding below:

    (a) payments of principal and interest on a note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (1) (i) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) the beneficial owner is not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership, and
  (iii) either (A) the beneficial owner of the note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (2) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the note or such owner's agent provides an IRS Form 1001 claiming the exemption; or
  (3) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the note or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false. After December 31, 1999 and, in certain circumstances, after December 31, 1998, IRS Forms W-8BEN, W-8ECI, W-8EXP and W-8IMY (collectively, the "New Form W-8 Series") will replace current IRS Forms W-8, 1001 and 4224. Taxpayers may begin using the New Form W-8 Series in 1999;

    (b) a non-United States person will not be subject to United States federal withholding tax on any gain realized on the sale, exchange or other disposition of a note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or other disposition occurs and certain other conditions are met; and

    (c) a note owned by an individual who at the time of death is not, for United States estate tax purposes, a citizen or resident of the United States generally will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, and, at the time of such individual's death, the income on the notes would not have been effectively connected with a United States trade or business of the individual.

With respect to the certification requirement referred to in subparagraph (a), for notes held by a foreign partnership, under current law, the Form W-8 or the New Form W-8 Series may be provided by the foreign partnership. However, for interest and disposition proceeds paid with respect to a note after December 31, 1999 and, in certain circumstances, after December 31, 1998, unless the foreign partnership has entered into a withholding agreement with the IRS, a foreign partnership will be required to, and after December 31, 1998 may, in addition to providing Form W-8IMY, attach an appropriate certification by each partner. You, and your partners if you are a foreign partnership, should consult tax advisors regarding possible additional reporting requirements.

If a non-United States person holding a note is engaged in a trade or business in the United States, and if interest on the note (or gain realized on its sale, exchange or other disposition) is effectively connected with the conduct of such trade or business, such holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States income tax on such effectively connected income in the same manner as if it were a United States person. Such a holder may also need to provide a United States taxpayer identification number on the forms referred to in paragraph (a) above in order to meet the requirements set forth above. In addition, if such holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on, and any gain recognized on the sale, exchange or other disposition of, a note will be included in the effectively connected earnings and profits of such holder if such interest or gain, as the case may be, is effectively connected with the conduct by such holder of a trade or business in the United States.

Each holder of a note should be aware that if it does not properly provide the required IRS form, or if the IRS form (or, if permissible, a copy of such form) is not properly transmitted to, and received by, the United States person otherwise required to withhold United States federal income tax, interest on the note may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from us described under the heading "Description of Notes--Payment of Additional Amounts" with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holders' United States federal income tax. The discussion above does not deal with all aspects of federal income tax withholding that may be relevant to foreign holders of the notes. You should consult your own tax advisors for specific advice concerning the ownership and disposition of notes.

Backup Withholding and Information Reporting

Under current Treasury Regulations, backup withholding (imposed at the rate of 31%) will not apply to payments made by us or a paying agent to a holder in respect of a note if the certifications required by Section 871(b) and 881(c) of the Code, which are described above, are received, provided in each case that we or the paying agent, as the case may be, do not have actual knowledge that the payee is a United States person.

Under current Treasury Regulations, payments of the proceeds from the sale, exchange or other disposition of a note made to or through a foreign office of a broker (including a custodian, nominee or other agent acting on behalf of the beneficial owner of a note) generally will not be subject to information reporting or backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States federal tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or in the case of payments made after December 31, 1999 and, in certain circumstances, payments made after December 31, 1998, a foreign partnership with certain connections with the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if such broker has actual knowledge that the payee is a United States person. Payments to, or through the United States office of, a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies, under penalties of perjury that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

Non-United States persons holding notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

Interest on a note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042-S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

                                  UNDERWRITING

We are selling the notes to the underwriters named below, for whom J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, under a pricing agreement dated as of the date of this prospectus supplement. The underwriters, and the amount of the notes each of them has severally agreed to purchase from us, are as follows:

                                                                Principal Amount
      Name                                                          of Notes
      ----                                                      ----------------
      J.P. Morgan Securities Inc...............................   $300,000,000
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated....................................    153,000,000
      ABN AMRO Incorporated....................................     21,000,000
      Chase Securities Inc.....................................     21,000,000
      Credit Suisse First Boston Corporation...................     21,000,000
      Deutsche Bank AG London..................................     21,000,000
      Goldman, Sachs & Co......................................     21,000,000
      Salomon Smith Barney Inc.................................     21,000,000
      Warburg Dillon Read LLC..................................     21,000,000
                                                                  ------------
          Total................................................   $600,000,000
                                                                  ============

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then they are obligated to take and pay for all of the notes.

The underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of .200% of the principal amount of the notes. Any underwriter may allow, and such dealers may reallow, a concession not in excess of .175% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may, from time to time, vary the offering price and selling terms.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute payments which the underwriters may be required to make in respect of such liabilities.

The notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers. Only offers and sales of the notes in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the prospectus must be delivered, are made pursuant to the registration statement of which the prospectus, as supplemented by this prospectus supplement, is a part.

Each underwriter, severally and not jointly, has represented and agreed that it will comply with all applicable laws and regulations in force in any jurisdiction outside of the United States in which it purchases, offers, sells or delivers the notes or possesses or distributes this prospectus supplement or the prospectus and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in any jurisdiction outside of the United States to which it is subject or in which it makes such purchases, offers or sales, and neither we nor any other underwriter shall have responsibility therefor.

Each underwriter, severally and not jointly, has represented and agreed that:

  . it has not offered or sold, and will not offer or sell, any notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the notes, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted, and will not result in, an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  . it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on; and

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Although we have applied to list the notes on the Luxembourg Stock Exchange, the notes are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the notes. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this prospectus supplement.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a short position in the notes for their own account. In addition, the underwriters may bid for, and purchase, notes in the open market to cover short positions or to stabilize the price of the notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the notes in the offering, if the underwriters repurchase previously distributed notes in transactions to cover short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of these activities at any time.

Expenses associated with this offering, to be paid by us, are estimated to be $150,000.

In the ordinary course of their respective businesses, the underwriters or their affiliates have engaged, are engaging and may in the future engage in investment banking, financial advisory and/or commercial banking transactions with us and our affiliates.

                              GENERAL INFORMATION

We have applied to list the notes on the Luxembourg Stock Exchange. In connection with the listing application, our certificate of incorporation and by-laws and a legal notice relating to the issuance of the notes have been deposited prior to listing with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this prospectus supplement, the prospectus, the indenture and our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended on Form 10-K/A, and our two Current Reports on Form 8-K dated January 20, 1999, as well as all future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, so long as any of the notes are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg. In addition, copies of our current and future Annual Reports, Quarterly Reports and Current Reports will be obtainable free of charge at such office. Our Annual Reports must be filed within 90 days after the end of each of our fiscal years; our Quarterly Reports must be filed within 45 days after the end of each of the first three quarterly periods in each of our fiscal years; and our Current Reports must be filed within a specified time period after the occurrence of certain enumerated events and may be filed at any time for optional reporting of other events.

Except as may be disclosed in this prospectus supplement, the prospectus or the documents incorporated by reference, there has been no material adverse change in our financial or trading position since December 31, 1998.

We are not a party to any legal or arbitration proceedings, including any that are pending or threatened, which may have or have had during the previous 12 months a significant effect on our consolidated financial position.

The notes have been accepted for clearance through the Euroclear and Cedelbank systems. The notes have been assigned Euroclear and Cedelbank Common Code No. 9582207, International Security Identification Number (ISIN) US423328BJ15 and CUSIP No. 423328BJ1.

                             VALIDITY OF THE NOTES

The validity of the notes offered hereby will be passed upon for us by Mark J. Ohringer, our Deputy General Counsel, and for the underwriters by Katten Muchin & Zavis, 525 West Monroe Street, Suite 1600, Chicago, Illinois 60661-3693. Mr. Ohringer is a full-time employee of ours and owns or has the right to acquire a total of approximately 12,900 shares of our Class A Common Stock. Katten Muchin & Zavis from time to time acts as counsel in certain matters for us and certain of our subsidiaries. A limited number of Katten Muchin & Zavis attorneys own, in the aggregate, less than 1% of the outstanding shares of our Class A Common Stock.

                         INDEPENDENT PUBLIC ACCOUNTANTS

The financial statements and schedules included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended on Form 10-K/A, incorporated by reference in this prospectus supplement and the prospectus and elsewhere in the registration statement of which this prospectus supplement and the prospectus are a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

PROSPECTUS

                            HELLER FINANCIAL, INC.

                                DEBT SECURITIES
 LOGO                WARRANTS TO PURCHASE DEBT SECURITIES
                            SENIOR PREFERRED STOCK
                             CLASS A COMMON STOCK

                               ----------------

  Heller Financial, Inc. (the "Company") may from time to time offer (i) unsecured debt securities of the Company ("Debt Securities") consisting of debentures, notes and/or other evidences of unsecured indebtedness, in one or more series, (ii) warrants to purchase Debt Securities ("Warrants"), (iii) shares of the Company's senior preferred stock, $0.01 par value per share ("Senior Preferred Stock"), in one or more series, or (iv) shares of the Company's Class A Common Stock, $0.25 par value per share ("Class A Common Stock" and, collectively with the Debt Securities, Warrants and Senior Preferred Stock, being hereinafter referred to as "Securities"), or any combination of the foregoing, at an aggregate initial offering price not to exceed $5,000,000,000, or the equivalent thereof if any of the Securities are designated in a foreign currency or foreign currency unit, at prices and on terms to be determined at or prior to the time of sale. The Debt Securities and Warrants may be sold for U.S. dollars, foreign currencies or foreign currency units, and the principal of, and premium, if any, and interest, if any, on, the Debt Securities may be payable in U.S. dollars, foreign currencies or foreign currency units.

  Specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of such Securities, the initial price of such Securities and the net proceeds to the Company from their sale. Without limitation, the Prospectus Supplement will set forth the following: (i) in the case of Debt Securities, the specific designation, ranking as senior, subordinated or junior subordinated debt, aggregate principal amount, maturity, rate (or method of calculation) of any interest and dates for payment thereof, currency or currencies or currency unit or currency units for which the Debt Securities may be purchased, currency or currencies or currency unit or currency units in which principal, premium, if any, and interest, if any, is payable, authorized denominations, tax consequences, any exchangeability, conversion, redemption, prepayment or sinking fund provisions and additional covenants, conditions and events of default, if any; (ii) in the case of Warrants, the designation and terms of the Debt Securities purchasable upon exercise of the Warrants, the designation and terms of any Debt Securities with which the Warrants are issued, the exercise price, the duration and the detachability from any related Debt Securities; (iii) in the case of Senior Preferred Stock, the designation, number of shares, liquidation preference per share, dividend rate (or method of calculation thereof), dates on which dividends, if any, shall be payable and from which dividends shall accrue, voting rights, if any, any redemption or sinking fund provisions, and any conversion or exchange rights; and (iv) in the case of Class A Common Stock, the number of shares.

  The Fuji Bank, Limited ("Fuji Bank") beneficially owns (through its wholly-owned subsidiary Fuji America Holdings, Inc., the immediate parent of the Company ("FAHI")) 100% of the outstanding shares of Class B Common Stock, $0.25 par value per share, of the Company ("Class B Common Stock" and, collectively with the Class A Common Stock, "Common Stock"). The Class B Common Stock, which has three votes per share (except that the outstanding shares of Class B Common Stock, while held by Fuji Bank, may never represent more than 79% of the combined voting power of all outstanding shares of the Company's voting stock), is a class of Common Stock separate from the Class A Common Stock, which has one vote per share. As of June 30, 1998, there were 39,020,775 shares of Class A Common Stock outstanding, representing 43.3% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in the Company and, due to the limitation on the voting power of the Class B Common Stock while held by Fuji Bank, 21.0% of the combined voting power of all classes of voting stock of the Company. The remainder of the voting power and economic interest in the Company is beneficially held by Fuji Bank, which is therefore able to exercise a controlling influence over the business and affairs of the Company. See "Risk Factors--Control by and Relationship with Fuji Bank."

  SEE "RISK FACTORS" BEGINNING ON PAGE 1 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
   PASSED  UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is July 17, 1998.

                      [cover continued on following page]

(cover continued from previous page)

  The Class A Common Stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "HF." Any Class A Common Stock sold pursuant to a Prospectus Supplement will be listed on the New York Stock Exchange and the Chicago Stock Exchange, subject to official notice of issuance. The Company has not yet determined whether any of the Debt Securities, Warrants or Senior Preferred Stock offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating to such Securities will disclose such exchange or market.

  The Securities may be offered directly to purchasers, to or through underwriters, dealers or agents, as designated from time to time, or through a combination of any such methods. If any underwriters, dealers or agents are involved in the offering of the Securities, then the names of such underwriters, dealers or agents and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement. See "Plan of Distribution." Except as otherwise provided in a Prospectus Supplement, the net proceeds to the Company from any offering of the Securities will be added to the general funds of the Company. See "Use of Proceeds."

  No person is authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus or any Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. Neither this Prospectus nor any Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

  Unless the context indicates otherwise, references to the Company in this Prospectus and any Prospectus Supplement are to Heller Financial, Inc., together with its consolidated subsidiaries.

  In this Prospectus and any Prospectus Supplement references to "dollar" and "$" are to United States dollars, and the term "United States" or "U.S." means the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements made in this Prospectus, or in the documents incorporated by reference herein, as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy so filed, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement, as well as such reports and other information filed by the Company with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of reports, proxy and information statements and other information regarding registrants that file electronically (including the Company) are available on the Commission's Web Site at http://www.sec.gov. The Class A Common Stock and certain other securities of the Company are listed on the New York Stock Exchange, and the Class A Common Stock is listed on the Chicago Stock Exchange. Accordingly, reports and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Chicago Stock Exchange, One Financial Plaza, 440 South LaSalle Street, Chicago, Illinois 60605.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by a Form 10-K/A filed April 28, 1998;

    (2) The Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998;

    (3) The Company's Current Reports on Form 8-K filed January 29, 1998, January 30, 1998, February 20, 1998, February 27, 1998, April 21, 1998 and June 18, 1998; and

    (4) The description of the Class A Common Stock contained in the Company's Registration Statements on Form 8-A filed April 1, 1998 and May 7, 1998 pursuant to Section 12 of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

  All documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of any offering of the Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated in this Prospectus by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to: Treasurer, Heller Financial, Inc., 500 West Monroe Street, Chicago, Illinois 60661 (telephone (312) 441-7000).

                                 RISK FACTORS

  Prospective investors should carefully consider, in addition to the other information contained or incorporated by reference in this Prospectus or any Prospectus Supplement, the following factors before purchasing any of the Securities offered hereby.

ECONOMIC FACTORS

 Risk of Economic Recession or Downturn

  The Company's business, financial condition and results of operations may be affected by various economic factors, including the level of economic activity in the markets in which the Company operates. Unfavorable economic conditions may make it more difficult for the Company to maintain both its new business origination volume and the credit quality thereof at levels previously attained. The Company's growth is dependent to a significant degree upon its ability to generate new finance receivables, and in economic recession or other adverse economic environment, growths in finance receivables may not be attainable.

  Certain of the Company's business categories are subject to industry-specific economic factors. Demand for the Company's products with respect to targeted industries is affected by demand for such industries' services and products, and an economic downturn or slowdown in certain of these industries could adversely affect the demand for the Company's products. For example, the Company's U.S. factoring business, which generated 9.6% of the Company's revenues in 1997, could be adversely affected by a downturn in the textile and apparel markets, which are key markets served by such business. The textile and apparel markets contributed 20% and 65%, respectively, of the Company's U.S. factoring business revenues in 1997. Also, 17% of the Company's portfolio of lending assets and investments in 1997 consisted of commercial real estate finance assets. The Company's real estate finance activities could be adversely affected by a downturn in the commercial real estate markets, which markets have been characterized by cyclicality and may be significantly affected by certain factors, such as changes in tax regulations or interest rates. In addition, the Company realized 5.4% of its revenues in 1997 from net gains on equity investment, the continuation of which is dependent upon the performance of the equity markets, which have historically been volatile. Volatility in the capital markets could also adversely affect the timing and profitability of certain securitization transactions. Consequently, there can be no assurance that adverse economic conditions generally or in the commercial real estate markets, the capital markets or certain other markets or industries served by the Company will not have a material adverse effect on the Company's business, financial position or results of operations.

  In an economic recession or under other adverse economic conditions, nonearning assets and writedowns are likely to increase as debtors are more likely to be unable to meet contractual terms and their payment obligations. For example, the economic recession in the United States in the early 1990's adversely impacted the Company's pre-1990 corporate finance and real estate finance portfolios, resulting in higher non-earning assets and writedowns. These portfolios were underwritten with significantly higher risk parameters than those parameters employed by the Company since 1990. Although the Company maintains an allowance for losses of receivable was in an amount which it believes is sufficient to provide adequate protection against potential writedowns in its entire portfolio, this allowance could prove to be insufficient. Adverse economic conditions may cause declines in the Company's ability to realize the value of collateral securing certain of the Company's finance receivables or in the value of equipment subject to lease agreements. See "--Allowance for Losses of Receivables."

  An economic recession or downturn could contribute to a downgrading of the Company's credit ratings, which likely would increase the Company's funding costs, and could decrease its net interest income, limit its access to the capital markets or result in a decision by the lenders under the Company's existing bank credit facilities not to extend such credit facilities after their expiration. There can be no assurance that a decline in economic conditions will not have a material adverse effect on the Company's business, financial position or results of operations. See "--Limitations Upon Liquidity and Capital Raising."

 Interest Rate Risk

  The Company's operating results and cash flow depend to a great extent upon its level of net interest income (or "spread"), which is the difference between total interest income earned on earning assets, such as loans and investments, and total interest expense paid on interest-bearing liabilities, such as borrowings. The amount of net interest income is affected by changes in the volume and mix of earning assets, the level of rates earned on those assets, the volume of interest-bearing liabilities and the level of rates paid on those interest-bearing liabilities.

  Although the Company has an active and comprehensive approach to managing its interest rate risk, including matching the anticipated maturities of its interest rate sensitive assets and interest rate sensitive liabilities and closely monitoring product pricing to remain responsive to changing market interest rates, significant increases in market interest rates, or (in the case of floating rate borrowers) the perception that an increase may occur, could adversely affect both the Company's ability to originate new finance receivables and its ability to grow. Conversely, a decrease in interest rates could result in an acceleration in the prepayment of owned and managed finance receivables. In addition, changes in market interest rates or in the relationships between short-term and long-term market interest rates or between different interest rate indices (i.e., basis risk) could affect the interest rates earned on interest-earning assets differently than the interest rates paid on interest-bearing liabilities, which could result in an increase in interest expense relative to interest income. An increase in market interest rates also could adversely impact the ability of the Company's floating-rate borrowers to meet their higher payment obligations, which could result in an increase in nonearning assets and writedowns.

 Exchange Rate Fluctuations and Other International Factors

  For the year ended December 31, 1997, international revenues constituted 14.7% of the Company's total revenues. Such international revenues were generated from activities of the Company's subsidiaries and international joint ventures in Europe (12.0%), Asia/Pacific (2.1%) and Latin America (0.6%). The Company expects that in 1998 and future years it will continue to generate a meaningful portion of its revenues from international operations. Although, to date, foreign currency exchange rate fluctuations have not had a material adverse effect on the Company's business, financial condition or results of operations, there can be no assurance that they will not have such a material adverse effect in the future. Foreign currency exchange rate fluctuations can have a material adverse effect on the total level of international revenues generated by the Company from international asset based financing and factoring. Over time, reported results from the Company's consolidated operations and joint ventures in foreign countries may fluctuate in response to exchange rate movements in relation to the U.S. dollar. Because Western European operations and joint ventures, primarily in France and Holland, are the largest areas of the Company's international activities, reported results will be most affected by the exchange rate movements in the currencies of Western European countries. Reported results will be influenced to a lesser extent by the exchange rate movements in the currencies of other countries in which the Company's subsidiaries and joint ventures are located. In addition, an economic recession or downturn or increased competition in the international markets in which the Company operates could adversely affect the Company. Other risks inherent in conducting international business operations generally include political and macro-economic instability, changes in regulatory requirements and taxes, unreliability of judicial processes, and financial market instability and illiquidity. For example, although not material to the Company's consolidated financial results, during 1996 and 1997, the Company recorded higher levels of nonearning assets and writedowns on receivables which were originated by its Mexican subsidiary prior to the devaluation of the Mexican peso in December 1994. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's business, financial condition or results of operations. In addition, instability or adverse economic conditions in international markets may adversely affect the businesses of the Company's domestic customers, which could adversely affect such customers' demand for the Company's products.

Limitations upon Liquidity and Capital Raising

  The Company's primary sources of funds are cash flow from operations, commercial paper borrowings, issuances of medium-term notes and other term debt securities, and, to a lesser extent, securitizations, syndications and other loan sales. At March 31, 1998, commercial paper borrowings were $2.6 billion, and amounts due on term debt within one year were $1.8 billion. In the past, a downgrade in the Company's credit ratings has resulted in an increase in the Company's interest expense. There can be no assurance there will not be a downgrade in the Company's credit ratings in the future or, if such downgrading does occur, that it will not result in an increase in the Company's interest expense or have an adverse impact on the Company's ability to access the commercial paper market or the public and private debt markets. These events could in turn have a material adverse effect on the Company's business, financial position or results of operations. If the Company is unable to access such markets on acceptable terms, it could utilize its bank credit and receivable sale facilities, cash flow from operations and portfolio liquidations to satisfy its liquidity needs. At March 31, 1998, the Company had committed bank credit facilities totalling $4.0 billion, including $1.5 billion under a 364-day facility which has been renewed and will expire April 6, 1999, representing 124% of outstanding commercial paper and short-term borrowings from unaffiliated entities. Although the Company believes that such bank credit and receivable sale facilities should provide sufficient additional liquidity to the Company under foreseeable conditions, there can be no assurance that such facilities would provide adequate liquidity to the Company following a downgrade in its credit ratings or other adverse conditions or that such facilities will be renewed.

  The Company funds its operations independently of Fuji Bank and believes that the business of, and the outlook for, Fuji Bank is not necessarily closely related to the business of, and the outlook for, the Company. Consistent with this view, on March 2, 1998, Standard & Poor's Rating Services ("S&P") lowered the credit ratings of Fuji Bank, but did not lower the Company's credit ratings and classified the Company's credit ratings as stable. S&P noted that this reflected the Company's improving stand-alone credit fundamentals. In addition, Duff & Phelps Credit Rating Co. also recently expressed its view that the Company's credit ratings represent the Company on a stand-alone basis. However, in the past when Fuji Bank's credit ratings have been downgraded, the Company's credit ratings have also generally been downgraded. On January 29, 1998, Moody's Investors Service, Inc. ("Moody's") lowered the Company's senior debt rating to A3 from A2 and its commercial paper rating to P-2 from P-1. Prior to this rating action, Moody's had given credit to the implicit and explicit support of Fuji Bank in determining the Company's credit ratings. This rating action was triggered by the weakening of Fuji Bank's credit ratings and, according to Moody's, placed the Company's credit ratings at levels that are more reflective of the Company's underlying financial fundamentals without the support of Fuji Bank. The Company estimates that its increased cost of borrowing due to this rating action by Moody's in January 1998 will result in an increase in interest expense for the Company, which increase is not expected to exceed $10 million on an annual basis. There can be no assurance that a future downgrading of Fuji Bank's credit ratings would not have a material adverse impact on the Company's credit ratings. Therefore, a deterioration in the financial condition of Fuji Bank could result in increased borrowing costs to the Company and could impair the Company's access to the public and private capital markets, which could have a material adverse effect on the Company's business, financial position or results of operations.

  For as long as Fuji Bank elects to maintain its beneficial ownership percentage of the Company, the Company may be constrained in its ability to raise common or preferred equity capital. Except as provided under the Company's Keep Well Agreement with Fuji Bank, dated as of April 23, 1983 and as subsequently amended (the "Keep Well Agreement"), Fuji Bank is not under any obligation to make future capital contributions. See "The Company--Keep Well Agreement with Fuji Bank."

Control by and Relationship with Fuji Bank

  Fuji Bank currently owns 100% of the outstanding Class B Common Stock, which, due to the limitation on the voting power of the Class B Common Stock while held by Fuji Bank, represents, in the aggregate, 79.0% of the combined voting power of all of the outstanding Common Stock and 56.7% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in the Company. For as long as Fuji Bank continues to beneficially own shares of Common Stock representing more than 50% of the combined voting power of the Class A Common Stock and Class B Common Stock, Fuji Bank will be able to direct the election of all of the members of the Board of Directors of the Company (the "Board of Directors") and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to (i) mergers or other business combinations involving the Company, (ii) the acquisition or disposition of assets by the Company, (iii) the incurrence of indebtedness by the Company, (iv) the issuance of any additional Common Stock or other equity securities and (v) the payment of dividends with respect to the Senior Preferred Stock and the Common Stock. See "--Limitations upon Liquidity and Capital Raising." Similarly, Fuji Bank will have the power to (i) determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, (ii) prevent or cause a change in control of the Company or (iii) take other actions that might be favorable to Fuji Bank and disadvantageous to the Company or holders of the Class A Common Stock. In the foregoing situations or otherwise, various conflicts of interest between the Company or the holders of the Class A Common Stock and Fuji Bank could arise. Ownership interests of the Company's directors or officers in Fuji Bank's common stock or service as a director, officer or other employee of both the Company and Fuji Bank could create, or appear to create, potential conflicts of interest when those directors, officers and employees are faced with decisions that could have different implications for the Company or the holders of the Class A Common Stock, on the one hand, and Fuji Bank, on the other hand. The Company's Amended and Restated Certificate of Incorporation includes certain provisions relating to the allocation of business opportunities that may be suitable for both the Company and Fuji Bank. See "The Company--Relationship with Fuji Bank" and "Description of Capital Stock--Certain Certificate of Incorporation and By-Law Provisions--Corporate Opportunities."

Allowance for Losses of Receivables

  The Company maintains an allowance for losses of receivables at an amount which it believes is sufficient to provide adequate protection against potential losses in its entire receivables portfolio. The level of the allowance for losses of receivables is determined principally on the basis of
(i) the current credit quality of the portfolio and trends in such quality,
(ii) the current mix of finance receivables, (iii) the size and historical loss experience of the portfolio and (iv) current and anticipated future economic conditions. The allowance for losses reflects management's judgment of the loss potential, after considering factors such as the nature and characteristics of obligors, the collectibility and workout potential of loans identified as potential problems, economic conditions and trends, charge-off experience, delinquencies and the value of underlying collateral and guarantees, including recourse to dealers and manufacturers. Although the allowance for losses of receivables in the Company's balance sheet as of March 31, 1998 is considered adequate by the Company's management, there can be no assurance that this allowance will prove to be adequate over time to cover losses in the Company's receivables portfolio. This allowance for losses may prove to be inadequate due to unanticipated adverse changes in the economy generally or discrete events that adversely affect specific customers, industries or markets. The Company's business, financial position or results of operations could be materially adversely affected to the extent that the Company's allowance for losses of receivables is insufficient to cover such unanticipated changes or events. See "--Economic Factors--Risk of Economic Recession or Downturn."

Variability of Quarterly Operating Results

  The Company's results of operations may vary significantly from quarter to quarter based upon the timing of certain events, such as securitizations and net investment gains, and upon other factors, including these "Risk Factors." For example, the Company securitized approximately $1.1 billion of its CMBS receivables in March 1998. The Company realized a gain on this securitization that may cause operating revenues and net income in the first quarter of 1998 to be higher than those in certain other quarters of 1998.

Attraction and Retention of Qualified Personnel

  The Company's success depends to a significant degree upon the contributions of management, sales and credit personnel. Competition for qualified personnel in the commercial finance industry is intense, and there can be no assurance that the Company will be able to attract and retain qualified and experienced employees. The strength of the U.S. economy generally and the commercial finance markets specifically, as well as enhanced competition within the commercial finance markets, has intensified demand for qualified personnel with significant industry experience, making hiring and retaining such individuals by the Company increasingly difficult. Any difficulty in attracting and retaining qualified employees on acceptable terms could have a material adverse effect on the Company's business, financial position or results of operations.

Competition

  The Company's markets are highly fragmented and extremely competitive and are characterized by competitive factors that vary by product and geographic region. The Company's competitors include other commercial finance companies, national and regional banks and thrift institutions, investment banks, leasing companies, investment companies, manufacturers and vendors. Competition from both traditional competitors and new market entrants has been intensified in recent years by an improving economy, marketplace liquidity and increasing recognition of the attractiveness of the commercial finance markets. In addition, the rapid expansion of the securitization markets is dramatically reducing the difficulty in obtaining access to capital, which is the principal barrier to entry into these markets. This is further intensifying competition in certain market segments, including increasing competition from specialized securitization lenders which offer aggressive pricing terms.

  The Company competes primarily on the basis of pricing, terms, structure and service in many of its markets. Competitors of the Company seek to compete aggressively on the basis of these factors, and the Company may lose market share to the extent it is unwilling to match its competitors' pricing, terms and structure in order to maintain its spreads or to maintain its credit discipline. To the extent that the Company matches competitors' pricing, terms or structure, it may experience decreased spreads and/or increased risk of credit losses. Many of the Company's competitors are large companies that have substantial capital, technological and marketing resources, and some of these competitors are larger than the Company and may have access to capital at a lower cost than the Company. Further, the size and access to capital of certain of the Company's competitors are being enhanced by the recent surge in consolidation activity in the commercial and investment banking industries. Also, the Company's competitors include businesses that are not affiliated with bank holding companies and therefore are not subject to the same extensive federal regulations that govern bank holding companies. As a result, such non-banking competitors may engage in certain activities which currently are prohibited to the Company. See "--Regulation."

Regulation

  The Company is subject to federal and state regulation and supervision in the jurisdictions in which it operates. Such regulation and supervision are primarily for the benefit and protection of the Company's customers, and not for the benefit of investors, and could limit the Company's discretion in operating its businesses and its opportunity to derive a profit from its business. For example, state laws often establish maximum allowable finance charges for certain commercial loans. Noncompliance with applicable statutes or regulations could result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties. No assurance can be given that applicable laws or regulations will not be amended or construed differently, that new laws and regulations will not be adopted or that the Company will not be prohibited by state laws from raising interest rates above certain desired levels, any of which could adversely affect the business, financial condition or results of operations of the Company.

  Because the Company is an indirect subsidiary of Fuji Bank, the Company and its activities are examined by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and are subject to limitations imposed by the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and related regulations of the Federal Reserve. The ability of the Company to engage in new activities or to acquire securities or assets of another company is regulated by the Bank Holding Company Act. In general, the new activity or the activity of the other company must be one that the Federal Reserve has determined to be closely related to banking, and the Company must have obtained the approval of the Federal Reserve to engage in such activity. To obtain the Federal Reserve's approval, Fuji Bank must submit a notice that provides information both about the proposed activity or acquisition and about the financial condition and operations of Fuji Bank and the Company. The Bank Holding Company Act will continue to apply to the Company for as long as Fuji Bank holds 25% or more of any class of the Company's voting stock or otherwise is deemed to control the management or operations of the Company under the Bank Holding Company Act and the Federal Reserve's regulations and interpretations thereunder.

  In addition, certain of the Company's equity investments and small business lending activities are subject to the supervision and regulation of the U.S. Small Business Administration ("SBA"). There can be no assurance that these regulations will not have a material adverse effect on the Company's business, financial condition or results of operations in the future.

Limitations upon Payment of Dividends

  Unless all declared dividends on all outstanding shares of the Company's Fixed Rate Noncumulative Perpetual Senior Preferred Stock, Series C, a series of Senior Preferred Stock (the "Series C Preferred Stock"), have been paid, the Company is prohibited from paying cash dividends on the Common Stock or other series of Senior Preferred Stock on parity with the Series C Preferred Stock. Unless full cumulative dividends on all outstanding shares of the Company's Cumulative Perpetual Preferred Stock, Series A, a series of Senior Preferred Stock (the "Series A Preferred Stock"), have been paid, the Company is prohibited from paying cash dividends on the Common Stock or other series of Senior Preferred Stock on parity with the Series A Preferred Stock. Though such dividends on the Company's Series C Preferred Stock and Series A Preferred Stock have been paid in full to date, there can be no assurance that the Company will continue to pay such dividends on a timely basis.

  Certain covenants in the Company's credit agreements have the indirect effect of limiting the amount of dividends that the Company may pay. The most restrictive of these covenants require that the Company not permit (i) consolidated stockholders' equity (as defined in the credit agreements) at the end of any fiscal quarter of the Company to be less than $1 billion or (ii) consolidated debt (as defined in the credit agreements) to exceed ten times consolidated stockholders' equity (as defined in the credit agreements) at the end of any fiscal quarter of the Company. The Company may agree to further restrictions in other agreements relating to loans, debt securities or other arrangements.

  The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors, and no assurance can be given that the Company will pay dividends. The Company may cease to pay dividends at any time. The Board of Directors' determination as to the payment of dividends will depend upon, among other things, general business conditions, the Company's financial results, contractual, legal and regulatory restrictions regarding the payment of dividends by the Company (including those described above), the credit ratings of the Company and such other factors as the Board of Directors may consider to be relevant.

  The Company believes that maintaining its ratio of debt (net of short-term investments) to total stockholders' equity within certain parameters is an important factor in maintaining its existing credit ratings. Accordingly, under certain circumstances, the Company's ability to pay dividends may be restricted while the Company maintains levels of debt which management believes are appropriate.

Shares Eligible for Future Sale; Possible Future Sales by Fuji Bank

  Fuji Bank has advised the Company that its current intent is to continue to hold all of the Common Stock it beneficially owns. Fuji Bank, FAHI and the Company have agreed not to sell or otherwise dispose of any shares of Common Stock until October 27, 1998, without the prior written consent of Goldman, Sachs & Co. Under the Keep Well Agreement, as currently in effect, the Company or Fuji Bank or any of its affiliates may sell or dispose of Common Stock to any person or entity, provided that, after any such sale or disposition, Fuji Bank (directly, or indirectly through one or more subsidiaries) continues to hold greater than 50% of the combined voting power of the outstanding Common Stock. This provision may be subject to amendment by the Company and Fuji Bank without the approval of any of the Company's securityholders. As a result, there can be no assurance as to the period of time during which Fuji Bank will continue to maintain the same beneficial ownership of Common Stock currently beneficially owned by it. Subject to applicable federal securities laws and the restrictions described above, Fuji Bank may sell any and all of the shares of Common Stock owned by it.

  The Company has granted certain registration rights to Fuji Bank, its subsidiaries and certain transferees of Common Stock from Fuji Bank or its subsidiaries. Sales or distribution by any such person of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for shares of Class A Common Stock.

Anti-Takeover Provisions

  Certain provisions of the Company's Amended and Restated Certificate of Incorporation and the Company's Amended and Restated By-Laws may render more difficult or have the effect of discouraging unsolicited takeover bids from third parties or the removal of incumbent management of the Company. See "Description of Capital Stock--Certain Certificate of Incorporation and By-Law Provisions." Although such provisions do not have a substantial practical significance to investors while Fuji Bank controls the Company, such provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices should Fuji Bank's voting power decrease to less than 50%.

                  SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

  This Prospectus contains, any Prospectus Supplement will contain, and the documents incorporated by reference herein contain or will contain certain "forward-looking statements" (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act) that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of the Company or its management and are subject to risks and uncertainties which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties include, but are not limited to, the following: (i) the success or failure of the Company's efforts to implement its business strategy; (ii) the effect of economic conditions and the performance of borrowers; (iii) actions of the Company's competitors and the Company's ability to respond to such actions; (iv) the cost of the Company's capital, which depends in part on the Company's portfolio quality, ratings, prospects and outlook and general market conditions; (v) changes in governmental regulations, tax rates and similar matters; and (vi) the other factors discussed under the heading "Risk Factors" and elsewhere in this Prospectus and any Prospectus Supplement. The Company assumes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  THE COMPANY

  The Company is a leading diversified commercial financial services company which provides a broad array of financial products and services to mid-sized and small businesses in the United States and selected international markets. The Company provides its products and services principally in five business categories: (i) asset based finance ("Asset Based Finance"), which provides secured loans and factoring through five business groups, (ii) Heller Real Estate Financial Services ("Real Estate Finance"), which provides secured real estate financing, (iii) Heller International Group, Inc. ("International Group"), which provides international asset based financing and factoring,
(iv) Heller Corporate Finance ("Corporate Finance"), which provides collateralized cash flow lending, and (v) Heller Project Finance ("Project Finance"), which provides structured financing for domestic energy-related projects. The Company's primary clients and customers are entities in the manufacturing and service sectors having annual sales generally in the range of $5 million to $250 million and in the real estate sector having property values generally in the range of $1 million to $40 million.

  The Company concentrates primarily on senior secured lending, with 89% of lending assets and investments at December 31, 1997 being made on such basis. Also, to a more limited extent, the Company makes subordinated loans and invests in select debt and equity instruments. The Company believes that, as of December 31, 1997, it was the fourth largest factoring operation in the United States in terms of factoring volume (and the largest factoring operation worldwide), the third largest originator of SBA 7(a) guaranteed small business loans (including leadership positions in California and Texas) and among the largest lenders to private equity-sponsored companies in the U.S. middle market. Additionally, the Company is a recognized leader in real estate finance, vacation ownership lending and middle-market equipment finance and leasing in the United States. The Company has built its portfolio through effective asset origination capabilities, disciplined underwriting and credit approval processes and effective portfolio management. Most of the Company's business groups have also developed the ability to manage asset, client and industry concentrations and enhance profitability by distributing assets through securitizations, syndications and/or loan sales.

  The Company was founded in 1919 and from its inception has targeted its commercial financing activities at mid-sized and small businesses in the United States. Since 1964, the Company has also competed in selected international markets through its consolidated subsidiaries and investments in international joint ventures. The Company was purchased by Fuji Bank in 1984, and between the time of such acquisition and 1990, the substantial majority of the Company's portfolio consisted of Corporate Finance and Real Estate Finance assets (together representing 76% of the Company's lending assets and investments at December 31, 1990). Since 1990, the Company has diversified its portfolio, investing major resources in building its Asset Based Finance businesses, through start-ups of new business groups and business units, as well as the acquisition of its small business lending operation and the expansion of smaller existing operations. During these years, the Company has also introduced a number of Asset Based Finance businesses, including asset based working capital and term financing, and commercial equipment finance in 1992; public finance and industrial equipment finance in 1996; and commercial funding in 1997. As a result, the Company's Asset Based Finance business, which represented only 14% of the portfolio of lending assets and investments at December 31, 1990, constituted 40% of the Company's portfolio at December 31, 1997. In the past several years, the Company has also expanded its overseas operations, most significantly by completing the acquisition in April 1997 of the interest of its joint venture partner in Factofrance Heller, S.A., the leading factoring company in France. A number of the Company's new or expanded businesses have only recently begun to contribute meaningfully to the Company's revenues and portfolio of lending assets and investments. The following chart shows the breakdown of the Company's portfolio as of December 31, 1997 and demonstrates the success of the Company's diversification efforts:

                           [PIE CHART APPEARS HERE]

                     Total Lending Assets and Investments

Asset Based Finance 40%               $4.7 billion
Real Estate Finance 17%                2.1 billion
Corporate Finance 17%                  2.0 billion
International Group 20%                2.4 billion
Pre-1990 Portfolio 4%                  0.5 billion
Other 2%                               0.2 billion

Total Lending Assets and Investments: $11.9 billion

                  40% of Total Lending Assets and Investments

                         Asset Based Finance Breakdown

Equipment Finance and Leasing 11%     $1.3 billion
Sales Finance 10%                      1.2 billion
Business Credit 9%                     1.0 billion
Small Business Lending 7%              0.8 billion
Current Asset Management 3%            0.4 billion

Total Asset Based Finance Lending
Assets and Investments: $4.7 billion


  The Company's total lending assets and investments were $11.9 billion and common stockholders' equity was $1.4 billion at December 31, 1997. For the year ended December 31, 1997, the Company's net income increased 19% to $158 million, from $133 million for the prior year, while new business volume increased 47% over the prior year, from $4.1 billion to $6.0 billion. Net income applicable to common stock was $144 million for the year ended December 31, 1997, which represented an increase of 17% from $123 million for the prior year. The credit quality of the Company's portfolio is reflected in nonearning assets of $155 million, or 1.4% of total lending assets, at December 31, 1997.

  Information with respect to the Company's business categories, strategic business groups, principal product offerings, principal industries and markets served and locations are provided in the following chart:


                                            HELLER FINANCIAL, INC.

                                             ASSET BASED FINANCE

Lending Assets and Investments(1)(2)
                                                    $4,726
Strategic Business Groups

Equipment                 Sales Finance          Business Credit          Current Asset          Small Business
Finance & Leasing                                                         Management             Lending

Lending Assets and Investments (1)(2)
      $1,316                  $1,228                  $1,025                 $391(4)                $766

Revenues(1)(2)

      $  110                  $  106                  $  114                  $122                  $ 65

Principal Product Offerings

 . Term Debt             . Customized sales     . Secured revolving      . Factoring            . SBA guaranteed
 . Finance leases          finance programs       lines of credit and    . Import and export      7(a) loans
 . Operating leases        to manufacturers       term loans               financing            . SBA 504 loans
 . Off-balance             and distributors     . Debtor-in-             . Letters of credit      (senior to
  sheet loans           . Customized             possession             . Revolving lines of     associated
 . True leases             financing              financing                credit and term        government
 . Turn-key                programs to                                     loans                  debentures)
  financing               independent                                   . Credit protection    . Conventional
 . Lease                   leasing companies                             . Accounts               commercial real
  discounting             and timeshare                                   receivable             estate loans
 . Multiple leases         developers                                      management
 . Subordinated debt
  (aircraft)
Principal Industries and Markets Served

 . Manufacturers         . Printing             . Manufacturers          . Apparel              . Manufacturers
 . Retailers             . Machine tools        . Retailers              . Textiles             . Service providers
 . High-tech             . Plastics             . Wholesalers and        . Home furnishings     . Retailers
 . Grocery               . High tech and          distributors           . Housewares           . Wholesalers
 . Restaurant              software             . Service firms          . Golf                 . Distributors
  franchise             . Medical              . Agriculture            . Frozen food
 . Construction          . Leasing                                       . Temporary
 . Graphic arts            companies                                       services
 . Energy                . Resort
 . Municipal, state        developments
  and federal
  governments
 . Airline lessors

Locations
 . 18                    . 9                    . 9                      . 5                    . 24


       REAL
      ESTATE               INTERNATIONAL           CORPORATE               PROJECT
      FINANCE                  GROUP                FINANCE                FINANCE


      $2,093                 $2,361(3)              $2,010                     $144

      $  252                 $  187                 $  245                     $ 19

 . Fixed rate first      . Factoring            . Senior secured         . Pre-construction
  mortgages             . Import and export      business value           development
 . Variable rate           financing              lending through          loans
  participating and     . Letters of credit      revolving lines of     . Junior and senior
  non-participating     . Revolving lines of     credit and term          construction and
  first mortgages         credit and term        loans                    term loans
 . Letters of credit       loans                . Mezzanine
 . Junior                . Credit protection      financing
  participating         . Accounts             . Equity fund
  financing               receivable             investments and
                          management             co-investments
                        . Leasing

Income-generating       Subsidiaries:          Private equity           . Energy
properties,             . Factofrance          sponsored                . Oil and gas
including:              . Singapore            companies in:            . Environmental
 . Multi-family          . Mexico               . Manufacturing          . Coal and minerals
  housing               . Australia            . Retail                   mining
 . Hotels                                       . Health care            . Forest products
 . Industrial            Joint ventures:        . Agriculture
 . Office                . Europe               . Food
 . Retail                . Latin America        . Service
 . Senior housing        . Asia/Pacific         . Broadcasting
 . Manufactured                                 . Transportation
  housing                                      . Printing
  communities                                  . Funeral services
 . Self-                                        . Electronics
  storage
 . Tax credit/
  affordable
  housing

Locations
 . 10                    . 19 countries         . 5                      . 1

-------

(1) In millions, as of, or for the year ended, December 31, 1997.
(2) Excludes pre-1990 Corporate Finance, Real Estate Finance and other assets and revenues.
(3) Includes $198 million in investments in international joint ventures.
(4) Reflects the sale of approximately $500 million in factored accounts receivable.

  The Company consummated an initial public offering of 38,525,000 shares of Class A Common Stock on May 6, 1998. Upon consummation of the initial public offering, the Company purchased the 21% interest of Fuji Bank in International Group for total cash consideration of approximately $83 million.

  The Company was incorporated in 1919 under the laws of the State of Delaware. As of May 31, 1998, the Company employed approximately 2,400 people worldwide. Its executive offices are located at 500 West Monroe Street, Chicago, Illinois 60661 (telephone: (312) 441-7000). The Company's web site address is http://www.hellerfin.com.

Strategy

  The Company is dedicated to delivering consistent growth in earnings and assets, while maintaining the credit quality of its asset portfolio. Over the past five years, the Company has achieved growth in earnings and assets through its strong client orientation, productive origination network, disciplined adherence to prudent credit principles and its long-standing leadership positions in many of its target markets.

  Management believes that the following operating principles have been key to the Company's success and will continue to guide its business strategy in the future:

  . Maintain "superior client focus" in targeted mid-sized and small business markets throughout all economic cycles

  . Build and maintain a strong financial profile through a sound capital structure, a diversified and high-quality asset portfolio and conservative reserve levels

  . Adhere to prudent credit standards and actively manage the Company's portfolio

  . Enhance productivity by leveraging existing operating platforms, selectively investing in technology and people and practicing disciplined expense management

  . Develop, attract and retain experienced professionals by maintaining a vibrant culture that promotes delegation, accountability, creativity and teamwork

  Adhering to these operating principles, the Company intends to continue its earnings and asset growth by employing the following strategies:

  Maintain and build leadership positions in selected mid-sized and small business markets. The Company's proven ability to develop client relationships and originate transactions with mid-sized and small businesses throughout economic cycles has resulted in leadership positions in several of its businesses. In addition, since 1992, the Company has entered several markets in which the Company believes it has developed an effective infrastructure to enable it to establish leadership positions. This strategy has resulted in compound annual growth in new business volume of 25% over the past five years. The Company seeks further growth by (i) continuing to develop the well-established market positions of its domestic and international factoring, Corporate Finance and Heller Small Business Lending ("Small Business Lending") businesses, by offering a broad array of innovative financing products and services, (ii) continuing to expand the capabilities of Real Estate Finance, including origination of fixed rate commercial mortgages held for ultimate securitization ("CMBS"), and (iii) further developing the market positions of certain other asset based lending businesses, such as Heller Equipment Finance and Leasing ("Equipment Finance and Leasing"), Heller Business Credit ("Business Credit") and Heller Sales Finance ("Sales Finance"), by building upon its proven competencies and technical expertise. The Company believes that the businesses which comprise its Asset Based Finance portfolio represent an attractive combination of growth potential, earnings consistency and credit quality.

  Continue to grow the Company's international businesses. The Company has a significant international presence in factoring and asset based financing, and has had subsidiaries and joint ventures in many international markets for more than 25 years. These enterprises provide a solid base for consistent growth in international earnings and also provide the Company with the opportunity to meet the international financing needs of its domestic client base.

  Maintain prudent credit standards and active portfolio management. The Company has built a disciplined "credit culture" supported by portfolio and risk management processes. The Company establishes clearly defined credit strategies for each of its businesses, permitting them to make quick credit decisions under disciplined guidelines. Additionally, the Company believes that it has developed an expertise in structuring sophisticated transactions that enables it to accommodate unique client needs without compromising credit quality. The Company has centralized the administration of credit policy and portfolio management to ensure consistency in credit strategy, efficiency in credit analysis and processing and the ability to monitor credit quality and portfolio composition closely. The Company believes that its risk management systems, portfolio management and servicing capabilities, and client-oriented structuring capabilities will continue to support long-term profitability.

  Enhance capital markets and distribution expertise. As a complement to their strong origination capabilities, most of the Company's business groups have developed competencies in the syndication and/or securitization of lending assets, and the Company plans to prudently expand these capabilities. The Company believes that these skills will be increasingly important to the Company's ability to (i) maximize its origination strength by providing broader market access to higher quality credits, (ii) manage customer and asset concentrations, (iii) generate income growth in competitive markets through syndication fees and securitization gains and (iv) meet a broader array of the financial needs of its current clients.

  Increase operating efficiencies within the Company. The Company has established a framework for its business categories that it believes can support the profitable addition of a significant level of assets. The Company believes it is recognizing significant economies of scale in certain of its established businesses (domestic and international factoring and Corporate Finance), and expects to improve economies of scale in its other businesses as they grow and achieve critical mass. The Company believes that its recent and ongoing investments in building its Asset Based Finance businesses and its Real Estate Finance CMBS capability provide effective operating platforms for these businesses, and that continued strong growth in new business using these existing platforms will generate productivity improvements in the future. The Company has also invested in technology and support systems, significantly upgrading its technology infrastructure in 1997 to streamline the management of portfolio accounts, increase its efficiency in processing high transaction volumes and enable Intranet and Internet communications and commerce. In addition, the Company will selectively pursue strategic acquisition opportunities of businesses and portfolios of assets that it believes will generate additional economies of scale and productivity improvements.

Relationship with Fuji Bank

  FAHI, a wholly-owned subsidiary of Fuji Bank, directly owns 100% of the outstanding Class B Common Stock and none of the outstanding Class A Common Stock. Thus, Fuji Bank beneficially owns all 51,050,000 of the outstanding shares of the Class B Common Stock, which has three votes per share (except that the outstanding shares of Class B Common Stock, while held by Fuji Bank, may never represent more than 79% of the combined voting power of all outstanding shares of the Company's voting stock) but is otherwise identical in all material respects to the Class A Common Stock, which has one vote per share. The Class B Common Stock beneficially owned by Fuji Bank, due to the limitation on the voting power of the Class B Common Stock while held by Fuji Bank, currently represents, in the aggregate, 79.0% of the combined voting power of all of the outstanding shares of Common Stock and 56.7% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in the Company. For as long as Fuji Bank continues to beneficially own shares of Common Stock representing more than 50% of the combined voting power of the Class A Common Stock and Class B Common Stock, Fuji Bank will be able to direct the election of all of the members of the Board of Directors and exercise a controlling influence over the business and affairs of the Company. Fuji Bank has advised the Company that its current intent is to continue to hold all of the Common Stock it beneficially owns. From time to time, the Company and Fuji Bank have entered into, and can be expected to continue to enter into, agreements and business transactions, and the Company's Amended and

Restated Certificate of Incorporation includes certain provisions relating to the Company's relationship with Fuji Bank. See "Description of Capital Stock-- Certain Certificate of Incorporation and By-Law Provisions."

Keep Well Agreement With Fuji Bank

  The Company entered into the Keep Well Agreement with Fuji Bank on April 23, 1983. The Keep Well Agreement was amended and supplemented on January 26, 1984, in connection with the consummation of the purchase of the Company by Fuji Bank and has been amended since that date from time to time. Under the Keep Well Agreement, as currently in effect, the Company or Fuji Bank or any of its affiliates may sell or dispose of Common Stock to any person or entity, provided that, after any such sale or disposition, Fuji Bank (directly or indirectly, through one or more subsidiaries) continues to hold greater than 50% of the combined voting power of the outstanding Common Stock. This provision may be subject to further revision by the Company and Fuji Bank without the approval of any of the Company's securityholders.

  The Keep Well Agreement may not be terminated prior to the date (the "Termination Date") which is the earlier of (i) December 31, 2007 and (ii) the date on which the Company has received written certifications from Moody's and S&P that, upon termination of the Keep Well Agreement, the ratings on the Company's senior unsecured indebtedness without the support provided by the Keep Well Agreement will be no lower than such ratings with the support of the Keep Well Agreement, but in no event may the Termination Date occur before December 31, 2002. In addition, the Keep Well Agreement includes certain restrictions on termination relating to the Series A Preferred Stock and Series C Preferred Stock, which restrictions are discussed below.

  The Keep Well Agreement provides that Fuji Bank will maintain the Company's stockholders' equity in an amount equal to $500 million. Accordingly, if the Company should determine, at the close of any month, that its net worth is less than $500 million, then Fuji Bank will purchase, or cause one of its subsidiaries to purchase, shares of the Company's NW Preferred Stock, Class B, no par value (the "NW Preferred Stock"), in an amount necessary to increase the Company's stockholders' equity to $500 million. The NW Preferred Stock is a series of Junior Preferred Stock (as defined herein) and, accordingly, if and when issued will rank junior to the Series A Preferred Stock, the Series C Preferred Stock and any other Senior Preferred Stock issued by the Company in the future (including any Senior Preferred Stock offered hereby) and senior to the Common Stock as to payment of dividends, and in all other respects. If and when the NW Preferred Stock is issued, dividends thereon will be noncumulative and will be payable (if declared) quarterly at a rate per annum equal to 1% over the three-month LIBOR. Such dividends will not be paid during a default in the payment of principal or interest on any of the outstanding indebtedness for money borrowed by the Company. Subject to certain conditions, the NW Preferred Stock will be redeemable, at the option of the holder, within a specified period of time after the end of a calendar quarter in an aggregate amount not greater than the excess of the stockholders' equity of the Company as of the end of such calendar quarter over $500 million. See "Description of Capital Stock--Existing Preferred Stock--NW Preferred Stock".

  The Keep Well Agreement further provides that if the Company should lack sufficient cash, other liquid assets or credit facilities to meet its payment obligations on its commercial paper, then Fuji Bank will lend the Company up to $500 million, payable on demand, which the Company may use only for the purpose of meeting such payment obligations. Any such loan by Fuji Bank to the Company (a "Liquidity Advance") will bear interest at a fluctuating interest rate per annum equal to the announced prime commercial lending rate of Morgan Guaranty Trust Company of New York plus 0.25% per annum. Each Liquidity Advance will be repayable on demand at any time after the business day following the 29th day after such Liquidity Advance was made. No repayment of the Liquidity Advance will be made during a period of default in the payment of the Company's senior indebtedness for borrowed money.

  No Liquidity Advances or purchases of NW Preferred Stock have been made by Fuji Bank under the Keep Well Agreement; other infusions of capital in the Company have been made by Fuji Bank, the last one of which occurred in 1992.

  Under the Keep Well Agreement, the Company has covenanted to maintain, and Fuji Bank has undertaken to assure that the Company will maintain, unused short-term lines of credit, asset sales facilities and committed credit facilities in an amount approximately equal to 75% of the amount of its commercial paper obligations from time to time outstanding.

  Neither Fuji Bank nor the Company is permitted to terminate the Keep Well Agreement for any reason prior to the Termination Date. After the Termination Date, either Fuji Bank or the Company may terminate the Keep Well Agreement upon 30 business days' prior written notice, except as set forth below. So long as the Series A Preferred Stock is outstanding and held by third parties other than Fuji Bank, the Keep Well Agreement may not be terminated by either party unless the Company has received written certifications from Moody's and S&P that upon such termination the Series A Preferred Stock will be rated by them no lower than "a3" and "A-", respectively. Additionally, so long as the Series C Preferred Stock is outstanding and held by third parties other than Fuji Bank, the Keep Well Agreement may not be terminated by either party unless the Company has received written certifications from Moody's and S&P that upon such termination the Series C Preferred Stock will be rated no lower than "baa1" and "BBB" by Moody's and S&P, respectively. For these purposes, the Series A Preferred Stock and the Series C Preferred Stock will no longer be deemed outstanding at such time as an effective notice of redemption of all of the Series A Preferred Stock and the Series C Preferred Stock shall have been given by the Company and funds sufficient to effectuate such redemption shall have been deposited with the party designated for such purpose in the notice. So long as the Series A Preferred Stock is outstanding, if both Moody's and S&P shall discontinue rating the Series A Preferred Stock, then Goldman, Sachs & Co., or its successor, shall, within 30 days, select a nationally recognized substitute rating agency and identify the comparable ratings from such agency. So long as the Series A Preferred Stock is no longer outstanding but the Series C Preferred Stock is outstanding, if both Moody's and S&P shall discontinue rating the Series C Preferred Stock, then Lehman Brothers Inc., or its successor, shall, within 30 days, select a nationally recognized substitute rating agency and identify the comparable ratings from such agency. Any termination of the Keep Well Agreement by the Company must be consented to by Fuji Bank. Any such termination will not relieve the Company of its obligations in respect of any NW Preferred Stock outstanding on the date of termination or the dividends thereon, any amounts owed in respect of Liquidity Advances on the date of termination or the unpaid principal or interest on those Liquidity Advances or Fuji Bank's fee relating to the Liquidity Commitment. Any such termination will not adversely affect the Company's commercial paper obligations outstanding on the date of termination. The Keep Well Agreement can be modified or amended by a written agreement of Fuji Bank and the Company. However, no such modification or amendment may change the prohibition against termination before the Termination Date or the other restrictions on termination or adversely affect the Company's then-outstanding commercial paper obligations.

  Under the Keep Well Agreement, the Company's commercial paper obligations and any other debt instruments are solely the obligations of the Company. The Keep Well Agreement is not a guarantee by Fuji Bank of the payment of the Company's commercial paper obligations, indebtedness, liabilities or obligations of any kind.

                                USE OF PROCEEDS

  Except as otherwise provided in a Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the general funds of the Company and will be available for the repayment of short-term borrowings and for other corporate purposes. From time to time, the Company may engage in additional public or private financings of a character and amount that the Company may deem appropriate.

                            SELECTED FINANCIAL DATA

  The following selected financial data of the Company and its consolidated subsidiaries have been derived from information contained in, and should be read in conjunction with, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998. The data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1997 are derived from the audited consolidated financial statements of the Company and its subsidiaries. The data presented below for, and as of the end of, the three months ended March 31, 1998 and 1997 are derived from unaudited financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for the periods.

                          For the Three
                          Months Ended
                            March 31,         For the Year Ended December 31,
                         ------------------ -----------------------------------
                          1998       1997    1997    1996   1995   1994   1993
                         -------    ------- ------- ------ ------ ------ ------
                                        (dollars in millions)
Income Statement Data:
 Interest income........ $   254    $   208 $   924 $  807 $  851 $  702 $  620
 Interest expense.......     155        116     516    452    464    336    264
                         -------    ------- ------- ------ ------ ------ ------
   Net interest income..      99         92     408    355    387    366    356
 Fees and other
  income................      53         26     206     79    148    117     88
 Factoring
  commissions...........      27         13     104     55     50     53     50
 Income of
  international joint
  ventures..............       7         10      36     44     35     21     23
                         -------    ------- ------- ------ ------ ------ ------
   Operating revenues...     186        141     754    533    620    557    517
 Operating expenses.....      94         62     357    247    216    195    174
 Provision for losses...      15         22     164    103    223    188    210
                         -------    ------- ------- ------ ------ ------ ------
   Income before income
    taxes and minority
    interest............      77         57     233    183    181    174    133
 Income tax
  provision/(benefit)...      27         17      66     43     49     51     11
 Minority interest in
  income of Heller
  International Group,
  Inc...................       2          1       9      7      7      5      5
                         -------    ------- ------- ------ ------ ------ ------
   Net income........... $    48    $    39 $   158 $  133 $  125 $  118 $  117
                         =======    ======= ======= ====== ====== ====== ======
   Net income applicable
    to common stock..... $    43    $    36 $   144 $  123 $  115 $  108 $  107
                         =======    ======= ======= ====== ====== ====== ======
   Common dividends
    paid................ $   465    $    14 $    69 $   58 $   54 $   22 $    2
                         =======    ======= ======= ====== ====== ====== ======
                            March 31,                  December 31,
                         ------------------ -----------------------------------
                          1998       1997    1997    1996   1995   1994   1993
                         -------    ------- ------- ------ ------ ------ ------
                                        (dollars in millions)
Balance Sheet Data:
 Receivables............ $10,676    $ 8,673 $10,722 $8,529 $8,085 $7,616 $7,062
 Allowance for losses
  of receivables........     261        226     261    225    229    231    221
 Investments............   1,069        833     994    805    693    634    370
 Investment in
  international joint
  ventures..............     197        259     198    272    233    174    144
 Total assets........... $12,600    $10,128 $12,861 $9,926 $9,638 $8,476 $7,913
                         =======    ======= ======= ====== ====== ====== ======
 Senior debt:
   Commercial paper and
    short-term
    borrowings.......... $ 3,273    $ 2,752 $ 3,432 $2,745 $2,223 $2,451 $1,981
   Notes and
    debentures..........   5,813      4,996   6,004  4,761  5,145  3,930  3,893
   Total senior debt....   9,086      7,748   9,436  7,506  7,368  6,381  5,874
 Junior subordinated
  debt..................     --         --      --     --     --     --      75
 Subordinated note
  payable to
  stockholder...........     450        --      --     --     --     --     --
                         -------    ------- ------- ------ ------ ------ ------
 Total liabilities...... $11,250    $ 8,597 $11,096 $8,402 $8,208 $7,107 $6,625
                         =======    ======= ======= ====== ====== ====== ======
 Preferred stock........     275        125     275    125    125    125    125
 Common equity..........     988      1,352   1,403  1,342  1,259  1,205  1,128
                         -------    ------- ------- ------ ------ ------ ------
   Total stockholders'
    equity.............. $ 1,263    $ 1,477 $ 1,678 $1,467 $1,384 $1,330 $1,253
                         =======    ======= ======= ====== ====== ====== ======
 Ratio of commercial
  paper and short-term
  borrowings to total
  senior debt...........     36%        36%     36%    37%    30%    38%    33%
                         =======    ======= ======= ====== ====== ====== ======
 Ratio of debt (net of
  short-term
  investments) to total
  stockholders' equity..    7.0x(1)    5.0x    5.2x   5.0x   5.0x   4.7x   4.7x
                         =======    ======= ======= ====== ====== ====== ======

--------
(1) On a pro forma basis, giving effect to the repayment, upon the closing of the Company's initial public offering of Class A Common Stock, of the subordinated note which was issued on February 24, 1998 as a dividend to FAHI, the ratio of debt (net of short-term investments) to total stockholders' equity would have been 5.2x.

              RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
             COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the Company and its consolidated subsidiaries for the periods indicated.

                                                  For the Year Ended December
                                  For the Three               31,
                                   Months Ended  -----------------------------
                                  March 31, 1998 1997  1996  1995  1994  1993
                                  -------------- ----- ----- ----- ----- -----
Ratio of earnings to fixed
 charges(1)......................     1.49x      1.44x 1.40x 1.38x 1.51x 1.49x
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends(2)..............     1.42x      1.39x 1.36x 1.34x 1.45x 1.44x

--------
(1) The ratio of earnings to fixed charges is calculated by dividing (i) income before income taxes, the minority interest in International Group income and fixed charges by (ii) fixed charges. Fixed charges consist of interest on all indebtedness and one-third of annual rentals (approximate portion representing interest).
(2) The ratio of earnings to combined fixed charges and preferred stock dividends is calculated by dividing (i) income before income taxes, the minority interest in International Group income and fixed charges by (ii) fixed charges plus preferred stock dividends.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the indentures under which the Debt Securities are to be issued. The particular terms of each issue of Debt Securities (the "Offered Debt Securities"), as well as any modifications or additions to such general terms that may apply in the case of such Offered Debt Securities, will be described in the Prospectus Supplement relating to such Offered Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

  The Debt Securities will be unsecured general obligations of the Company, and may be senior Debt Securities ("Senior Debt Securities"), subordinated Debt Securities ("Subordinated Debt Securities") or junior subordinated Debt Securities ("Junior Subordinated Debt Securities"). None of the Company's outstanding Debt Securities are, and none of the Debt Securities will be, guaranteed by Fuji Bank. The Senior Debt Securities will be issued under an indenture dated as of September 1, 1995, as amended, between the Company and State Street Bank and Trust Company ("State Street"), as successor to Shawmut Bank Connecticut, National Association ("Shawmut"), as trustee (such indenture, as at any time amended, being referred to herein as the "Senior Indenture"); the Subordinated Debt Securities will be issued under an indenture dated as of September 1, 1995, as amended, between the Company and State Street, as successor to Shawmut, as trustee (such indenture, as at any time amended, being referred to herein as the "Subordinated Indenture"); and the Junior Subordinated Debt Securities will be issued under an indenture dated as of September 1, 1995, as amended, between the Company and State Street, as successor to Shawmut, as trustee (such indenture being referred to as the "Junior Subordinated Indenture"). The Senior Indenture, the Subordinated Indenture and the Junior Subordinated Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The trustee under each Indenture (and any successor thereto under each Indenture) is referred to herein as the "Trustee." The statements under this caption relating to the Debt Securities and the Indentures are summaries only and do not purport to be complete. All section references appearing herein are to sections of the applicable Indenture or Indentures, and capitalized terms not defined herein shall have the meanings ascribed to them in the applicable Indenture or Indentures. Wherever particular provisions of the Indentures are referred to, such provisions are incorporated by reference as part of the statements made herein, and such statements are qualified in their entirety by such reference. Copies of the Senior Indenture, the Subordinated Indenture and the Junior Subordinated Indenture have been filed with, and are available from the offices of, the Commission as referred to under "Available Information."

  There is no requirement that future issues of debt securities of the Company be issued under any of the Indentures, and the Company will be free to employ other indentures or documentation containing provisions different from those included in the Indentures or applicable to one or more issues of Offered Debt Securities, in connection with future issues of such other debt securities.

Provisions Applicable to Senior, Subordinated and Junior Subordinated Debt Securities

 General

  Each Indenture provides that the Debt Securities issued thereunder may be issued without limit as to aggregate principal amount, in one or more series, and may be denominated in any currency or currency unit, in each case as established from time to time in, or pursuant to authority granted by, a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to such Indenture. (Section 3.01). Each Indenture also provides that there may be more than one Trustee under such Indenture, each with respect to one or more series of Debt Securities. The Trustee under any Indenture may resign or be removed with respect to one or more series of Debt Securities issued under such Indenture, and a successor Trustee may be appointed to act with respect to such series. (Section 8.10). If two or more persons are acting as Trustee with respect to different series of Debt Securities issued under the same Indenture, each such Trustee shall be a Trustee of a trust under such Indenture separate and apart from the trust administered by any other such Trustee (Section 8.11), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under such Indenture.

  Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered hereby for the following terms of the Offered Debt Securities: (i) the title of the Offered Debt Securities and whether such Offered Debt Securities will be Senior Debt, Subordinated Debt or Junior Subordinated Debt; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the percentage of their principal amount for which the Offered Debt Securities will be issued; (iv) the date or dates on which the principal of (and premium, if any, on) the Offered Debt Securities will be payable; (v) the rate or rates (which may be fixed or variable) per annum, or the method by which such rate or rates shall be determined, at which the Offered Debt Securities will bear interest, if any;
(vi) if other than U.S. Dollars, the currency or currencies or currency unit or units for which the Offered Debt Securities may be purchased and the currency or currencies or currency unit or units in which the principal of, and premium, if any, and interest, if any, on, such Offered Debt Securities may be payable; (vii) the date or dates from which any such interest will accrue, the date or dates on which any such interest will be payable and the regular record dates for such interest payments; (viii) the place or places where the principal of, and premium, if any, and interest, if any, on, the Offered Debt Securities will be payable; (ix) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company, pursuant to any sinking fund or otherwise, if the Company is to have such an option, and whether any special terms and conditions of redemption shall apply if the Offered Debt Securities are Registered Securities (as hereinafter defined) or Unregistered Securities (as hereinafter defined); (x) the obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (xi) any Events of Default with respect to the Offered Debt Securities in addition to those set forth under "Events of Default, Notice and Waiver" below; (xii) any additions to, or changes in, the covenants which apply to the Offered Debt Securities; and (xiii) any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture. In addition, the Prospectus Supplement will disclose, if applicable, the terms and conditions on which the Offered Debt Securities shall be convertible into, or exchangeable for, shares of any class or classes of capital stock of the Company or another corporation, or any series of any class or classes, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and in any such case, the applicable Indenture will be amended to permit such conversion or exchange. The Prospectus Supplement will also include a summary of the material tax consequences under United States law of owning the Offered Debt Securities and will disclose the securities exchange or market, if any, on which the Offered Debt Securities will be listed.

  The Company will comply with Rule 14e-1 promulgated under the Exchange Act, and any other tender offer rules under the 1934 Act which may then be applicable in connection with any obligation of the Company to purchase Offered Debt Securities at the option of the Holders thereof. Any such obligation applicable to an issue of Securities will be described in the Prospectus Supplement relating thereto.

  The Debt Securities may be issued in fully registered form without coupons ("Fully Registered Securities"), or in a form registered as to principal only with coupons ("Registered Securities") or in bearer form with or without coupons ("Unregistered Securities"). The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement. The specific depositary arrangement with respect to a series of Offered Debt Securities or any part thereof will be described in the applicable Prospectus Supplement. Unless otherwise specified in the Prospectus Supplement, the Offered Debt Securities will be issued only as Fully Registered Securities in denominations of $1,000 and any integral multiple thereof and will be payable in U.S. dollars. (Section 3.02).

  An investment in Offered Debt Securities indexed, as to principal or interest or both, to one or more values of currencies (including exchange rates between currencies), commodities or interest rate indices entails significant risks that are not associated with similar investments in a conventional fixed-rate debt security. If the interest rate of such an Offered Debt Security is so indexed, it may result in an interest rate that is less than that payable on a conventional fixed-rate debt security issued at the same time, including the possibility that no interest will be paid, and, if the principal amount of such an Offered Debt Security is so indexed, the principal amount payable at maturity may be less than the original purchase price of such Offered Debt Security if allowed pursuant to the terms of such Offered Debt Security, including the possibility that no principal will be paid. The secondary market for such Offered Debt Securities will be affected by a number of factors, independent of the creditworthiness of the Company and the value of the applicable currency, commodity or interest rate index, including the volatility of the applicable currency, commodity or interest rate index, the time remaining to the maturity of such Offered Debt Securities, the amount outstanding of such Offered Debt Securities and market interest rates. The value of the applicable currency, commodity or interest rate index depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. Additionally, if the formula used to determine the principal amount or interest payable with respect to such Offered Debt Securities contains a multiple or leverage factor, the effect of any change in the applicable currency, commodity or interest rate index will be increased. The historical experience of the relevant currencies, commodities or interest rate indices should not be taken as an indication of future performance of such currencies, commodities or interest rate indices during the term of any Offered Debt Security. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in such Offered Debt Securities and the suitability of such Offered Debt Securities in light of their particular circumstances.

  One or more series of Offered Debt Securities may be sold at a discount (which may be substantial) below their stated principal amount or bear no interest or interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating to any such Offered Debt Securities.

  If any of the Offered Debt Securities are sold for any foreign currency or foreign currency unit or if the principal of, and premium, if any, and interest, if any, on, any series of Offered Debt Securities are payable in any foreign currency or foreign currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Offered Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.

  The Debt Securities will be unsecured obligations of the Company. None of the Company's outstanding debt securities are, and none of the Debt Securities will be, guaranteed by Fuji Bank.

Certain Definitions

  The following terms are defined in each Indenture. (Sections 1.01 and 12.07).

  The term "Consolidated Net Tangible Assets" is defined to mean the total of all assets reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, prepared in accordance with generally accepted accounting principles, at their net book values (after deducting related depreciation, depletion, amortization and all other valuation reserves which, in accordance with such principles, should be set aside in connection with the business conducted), but excluding goodwill, unamortized debt discount and all other like segregated intangible assets, and amounts on the asset side of such balance sheet for capital stock of the Company, all as determined in accordance with such principles, less the aggregate of the current liabilities of the Company and its consolidated Subsidiaries reflected on such balance sheet, all as determined in accordance with such principles. For purposes of this definition, "current liabilities" include all indebtedness for money borrowed, incurred, issued, assumed or guaranteed by the Company and its consolidated Subsidiaries, credit balances of factoring clients and other payables and accruals, in each case payable on demand or due within one year of the date of determination of Consolidated Net Tangible Assets, all as reflected on such consolidated balance sheet of the Company and its consolidated Subsidiaries, prepared in accordance with generally accepted accounting principles.

  The term "Debt" is defined to mean all liabilities, whether issued or assumed, in respect of money borrowed, whether or not evidenced by notes, debentures or other like written obligations to pay money, and all guarantees in respect of money borrowed by third persons, whether or not evidenced by notes, debentures or other like written obligations of such third persons to pay money.

  The term "Finance Business" is defined to mean the business of making loans, extending credit or providing financial accommodations to any person and such activities as may be incidental thereto, including, but not limited to, the purchase of obligations growing out of the sale or lease of all types of consumer, commercial and industrial property; the making of loans to individuals and business enterprises, including the extension of wholesale or floor plan accommodations to permit distributors and dealers to carry inventories for resale; factoring; leasing of tangible personal property to others; mortgage brokerage and servicing; and other business of a similar character to the extent that other companies similarly situated, within the limits of sound trade practice, may have heretofore engaged or may hereafter engage in such other business.

  The term "Junior Subordinated Debt" is defined to mean all Debt of the Company which is by its terms made subordinate and junior to Senior Debt and Subordinated Debt.

  The term "Lien" is defined to mean any mortgage, pledge, security interest or lien.

  The term "Restricted Subsidiary" is defined to mean any Subsidiary of the Company or of a Restricted Subsidiary (i) which is primarily engaged in the Finance Business, (ii) which conducts such Finance Business primarily in the United States and (iii) of which the Company and/or a Restricted Subsidiary owns 51% or more of each class of its Voting Stock.

  The term "Senior Debt" is defined to mean all Debt of the Company which is not by its terms made subordinate or junior in right of payment with respect to the general assets of the Company to any other Debt of the Company.

  The term "Subordinated Debt" is defined to mean all Debt of the Company which is by its terms made subordinate or junior in right of payment to any other Debt of the Company, except Junior Subordinated Debt.

  The term "Subsidiary" is defined to mean any corporation of which more than 50% of the Voting Stock, other than directors' qualifying shares (if any), shall at the time be owned by the Company and/or one or more Subsidiaries.

  The term "Voting Stock" is defined to mean stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

 Certain Restrictions

  The Company agrees in each Indenture that it will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien on property of any character of the Company or any Restricted Subsidiary to secure indebtedness for money borrowed, incurred, issued, assumed or guaranteed by the Company or any Restricted Subsidiary ("indebtedness") unless: (i) the Lien equally and ratably secures the Debt Securities and the indebtedness (subject, in the case of Debt Securities constituting either Subordinated Debt or Junior Subordinated Debt, to subordination of respective rights of payment as provided in the Subordinated Indenture or the Junior Subordinated Indenture, as the case may be); or (ii) the Lien is on property or shares of stock of a corporation at the time the corporation becomes a Restricted Subsidiary or merges into or consolidates with the Company or a Restricted Subsidiary; or
(iii) the Lien is on property at the time the Company or a Restricted Subsidiary acquires the property; or (iv) the Lien secures indebtedness incurred to finance all or part of the purchase price or cost of construction of property of the Company or a Restricted Subsidiary; or (v) the Lien secures indebtedness of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary; or (vi) the Lien is on property of a person at the time the person transfers or leases all or substantially all of its assets to the Company or a Restricted Subsidiary; or (vii) the Lien is in favor of a government or governmental entity and is for taxes or assessments or secures payments pursuant to a contract or statute; or (viii) the Lien arises out of a judgment, decree or court order or the Lien arises in connection with other proceedings or actions at law or in equity; or (ix) the Lien is on receivables of the Company, or cash, deposited or otherwise subjected to a Lien as a basis for the issuance of bankers' acceptances or letters of credit in connection with any financing of customers' operations by the Company or any Restricted Subsidiary; or (x) the Lien is on property (or any receivables arising in connection with the lease thereof) acquired by the Company or a Restricted Subsidiary through repossession, foreclosure or like proceeding and secures indebtedness incurred at the time of such acquisition or at any time thereafter to finance all or part of the cost of maintenance, improvement or construction relating thereto; or (xi) the Lien is created in favor of the SBA on property owned by a Restricted Subsidiary which is organized as a small business investment company under Title 15, 681, of the United States Code; or
(xii) the Lien extends, renews or replaces in whole or in part a Lien enumerated in clauses (i) through (xi) above; or (xiii) the Lien secures indebtedness of the Company or a Restricted Subsidiary and the sum of the following does not exceed 10% of Consolidated Net Tangible Assets: (a) such indebtedness plus (b) other indebtedness of the Company and its Restricted Subsidiaries secured by Liens on property of the Company and its Restricted Subsidiaries, excluding indebtedness secured by a Lien existing as of the date of the Indenture and excluding indebtedness secured by a Lien permitted by one of clauses (i) through (xii) above. (Section 12.07).

  Each Indenture provides that the Company may omit in any particular instance to comply with any part or the entirety of the foregoing restriction on Liens if the Holders of at least a majority in principal amount of the Offered Debt Securities at the time Outstanding of each series that is affected thereby shall either waive such compliance in such instance or generally waive compliance. (Section 12.08).

  None of the Indentures limits the amount of Senior Debt, Subordinated Debt or Junior Subordinated Debt that may be incurred by the Company. However, under certain restrictive provisions of other indentures and agreements, the Company has covenanted that it will not at any time permit the aggregate principal amount of all Debt which is reflected on the consolidated balance sheets of the Company to exceed 10 times consolidated stockholders' equity, determined in accordance with generally accepted accounting principles. The foregoing provisions are contained in certain indentures and agreements of varying terms, the longest of which is currently scheduled to expire on May 15, 2002. None of the Indentures affects the Company's ability to terminate or amend such provisions prior to such date.

 Mergers, Consolidations and Transfers of Assets

  Each Indenture provides that the Company will not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (a) the corporation formed by such consolidation or into which the Company is merged or the person which shall have acquired by conveyance or transfer, or which leases, such properties and assets is a corporation, partnership, limited liability company or trust organized and existing under the laws of any United States jurisdiction, and shall assume payment of the principal of, and premium, if any, and interest, if any, on, the Debt Securities and the performance or observance of every covenant to be performed or observed by the Company under the Indentures, (b) immediately thereafter, no Event of Default (or event which, with notice or lapse of time, or both, would be such) shall have occurred and be continuing, and (c) certain other conditions have been met. (Section 10.01). If any such transaction were to occur, then, provided that all such conditions were satisfied, the Company would (except in the case of a lease) be discharged from all of its obligations and covenants under the Indenture and the Debt Securities. (Section 10.02).

 Payment and Transfer

  Principal of, and premium, if any, and interest, if any, on, Fully Registered Securities is to be payable at the Corporate Trust Office of the Trustee under the applicable Indenture or any other office maintained by the Company for such purposes, provided that payment of interest, if any, on Fully Registered Securities may be made at the option of the Company by check mailed to the persons in whose names such Debt Securities are registered at the close of business on the day or days specified in the applicable Prospectus Supplement. (Sections 3.08, 3.12). The principal of, and premium, if any, and interest, if any, on, Offered Debt Securities in other forms will be payable in such manner and at such place or places as may be designated by the Company and specified in the applicable Prospectus Supplement. (Section 3.12).

  Fully Registered Securities may be transferred or exchanged at the Corporate Trust Office of the Trustee under the applicable Indenture or at any other office or agency maintained by the Company for such purposes, subject to the limitations in the applicable Indenture, without the payment of any service charge except for any tax or governmental charge incidental thereto. Provisions with respect to the transfer and exchange of Offered Debt Securities in other forms will be set forth in the applicable Prospectus Supplement. (Section 3.05).

 Book Entry, Delivery and Form

  If the accompanying Prospectus Supplement so indicates, the Offered Debt Securities will be represented by one or more certificates in registered, global form (the "Global Securities"). The Global Security representing Offered Debt Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC") in New York, New York or an other successor depositary appointed by the Company (DTC or such other depositary is herein referred to as the "Depositary") and registered in the name of the Depositary or its nominee.

  DTC currently limits the maximum denomination of any single Global Security to $200,000,000. Therefore, for purposes hereof, "Global Security" refers to the Global Security or Global Securities representing the entire issue of Offered Debt Securities.

  DTC has advised the Company and any underwriters, dealers or agents named in the accompanying Prospectus Supplement as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (the "Participants") and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to other entities, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

  Ownership of beneficial interests in Debt Securities represented by a Global Security (each, a "Book-Entry Debt Security") will be limited to Participants or persons that may hold interests through Participants. Upon deposit of a Global Debt Security, the Depositary will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Book-Entry Debt Securities represented by such Global Debt Security beneficially owned by such Participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Book-Entry Debt Securities. Ownership of Book-Entry Debt Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related Global Debt Security (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interest in Book-Entry Debt Securities.

  So long as the Depositary for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of the Book-Entry Debt Securities represented by such Global Debt Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in Book-Entry Debt Securities will not be entitled to have such securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing such securities and will not be considered the owners or Holders thereof under an Indenture for any purpose, including with respect to the giving of any directions, approvals or instructions to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Book-Entry Securities represented by a Global Debt Security to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest. Accordingly, each person owning Book-Entry Debt Securities must rely on the procedures of the Depositary for the related Global Debt Security and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under an Indenture.

  The Company understands that, under existing industry practice, if a Company requests any action of Holders or an owner of a beneficial interest in a Global Debt Security desires to give any notice or take any action a Holder is entitled to give or take under the applicable Indenture, the Depositary will authorize the Participants on whose behalf it holds a Global Debt Security to give such notice or take such action, and Participants will authorize beneficial owners owning through such Participants to give such notice or take such action or will otherwise act upon the instructions of beneficial owners owning through them. The Indentures provide that the Company, the Trustee and their respective agents will treat as the Holders of a Debt Security the persons specified in a written statement of the Depositary with respect to such Global Debt Security for purposes of obtaining any consents or directions required to be given by Holders of the Debt Securities pursuant to the Indentures.

  Payments of principal of, and premium, if any, and interest, if any, on, Book-Entry Debt Securities will be made by the Company through the Trustee under the applicable Indenture, or a paying agent (the "Paying Agent"), which may also be the Trustee under the applicable Indenture, to the Depositary or its nominee, as the case may be, as the registered Holder of the related Global Debt Security. Under the terms of the Indentures, the Company and the Trustee may treat the persons in whose names the Offered Debt Securities, including the Global Debt Security, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company, the Trustee or the Paying Agent or any agent of the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in such Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for receipt of notices, voting and requesting or directing the Trustee to take, or not to take, or consenting to, certain actions thereunder or for any other aspect of the relationship between the Depositary and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Debt Security owned through such Participants.

  The Company expects that the Depositary, or its nominee, upon receipt of any payment of principal of, or premium or interest, if any, on, a Global Debt Security, will immediately credit Participants' accounts with such payment in amounts proportionate to the respective amounts of Book-Entry Debt Securities held by each such Participant as shown on the records of the Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in Book-Entry Debt Securities held through such Participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants.

  If the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, certificates representing the Offered Debt Securities in definitive form will be issued to each person that the Depositary identifies as the beneficial owner of the Book-Entry Debt Securities represented by the Global Debt Security.

  Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or any person that may hold interests through a Participant in identifying the beneficial owners of the Book-Entry Debt Securities, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Book-Entry Debt Securities to be issued).

  The foregoing information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. Although the foregoing procedures are meant to facilitate transfers of interests in a Global Debt Security among Participants, the Depositary is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. The Company takes no responsibility for the accuracy of such information or the performance by the Depositary or its Participants or persons that may hold interests through Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

 Same-Day Settlement

  If the accompanying Prospectus Supplement so indicates, settlement for Offered Debt Securities will be made by the underwriters, dealers or agents in immediately available funds and all applicable payments of principal and interest on Offered Debt Securities will be made by the Company in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, Debt Securities subject to settlement in immediately available funds will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in Offered Debt Securities will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in Offered Debt Securities.

 Events of Default, Notice and Waiver

  Except as may otherwise be set forth in the applicable Prospectus Supplement with respect to any series of Offered Debt Securities, each Indenture provides that the following events are Events of Default with respect to any series of Offered Debt Securities issued thereunder: (a) default in the payment of the principal of (or premium, if any, on) any Offered Debt Security of such series at its maturity, upon redemption (if applicable) or otherwise; (b) default for 30 days in the payment of any installment of interest on any Offered Debt Security of such series; (c) default for 60 days after written notice in the performance of any other covenant in respect of the Offered Debt Securities of such series contained in such Indenture or in such Offered Debt Securities;
(d) (i) an Event of Default with respect to any other series of Offered Debt Securities issued pursuant to such Indenture, or (ii) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed, issued, assumed or guaranteed by the Company having unpaid principal in excess of $2,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any such indebtedness for money borrowed, whether such indebtedness now exists or shall hereafter be created, which Event of Default or default, as the case may be, in either such case, shall have resulted in such other series of Offered Debt Securities or such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such other series of Offered Debt Securities or such indebtedness having been discharged or such declaration of acceleration having been rescinded or annulled within a period of 60 days after there shall have been given, by registered or certified mail, to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Offered Debt Securities of such series, a written notice specifying such Event of Default or default, as the case may be, and requiring the Company to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled and stating that such notice is a "Notice of Default" under the Indenture, unless at the end of such 60-day period and thereafter the Event of Default or default is being contested in good faith by the Company; (e) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or its property; and (f) any other Event of Default provided in, or pursuant to, the applicable resolution of the Board of Directors, or established in the supplemental indenture under which such series of Offered Debt Securities is issued. (Section 7.01). No Event of Default with respect to a particular series of Offered Debt Securities necessarily constitutes an Event of Default with respect to any other series of Offered Debt Securities issued under the same or another Indenture.

  Within 90 days after the occurrence of any default with respect to any series of Debt Securities, the Trustee for such series must give the Holders of such Debt Securities notice of all defaults of which it has knowledge and that have not been cured or waived. Nevertheless, the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of principal, premium or interest) if and so long as it determines in good faith that the withholding of such notice is in the best interest of such Holders. (Section 8.02).

  If an Event of Default with respect to any series of Debt Securities occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal thereof and accrued but unpaid interest thereon (or, in the case of a series of Original Issue Discount Securities, such portion of the principal amount as may be specified in the Prospectus Supplement respecting the offer and sale of such Debt Securities) to be due and payable immediately. (Section 7.02).

  Each Indenture contains a provision entitling the Trustee to be indemnified by the Holders of Offered Debt Securities issued thereunder before proceeding to exercise any right or power under such Indenture at the request of any Holders. (Section 8.03). Each Indenture provides that the Holders of a majority in principal amount of the outstanding Debt Securities of any series issued thereunder may, with certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, with respect to the Debt Securities of such series. (Section 7.12). The right of a Holder to institute a proceeding with respect to the applicable Indenture is subject to certain conditions precedent, including notice and indemnity to the applicable Trustee, but each Holder has an absolute right to the receipt of principal, premium, if any, and interest, if any, at the respective Stated Maturities of the Debt Securities (or, in the case of a redemption, on the Redemption Date) or to institute suit for the enforcement thereof. (Sections 7.07 and 7.08).

  The Holders of at least a majority in principal amount of the outstanding Debt Securities of any series may, on behalf of the Holders of all such Debt Securities, waive any past default, except (a) a default in the payment of the principal of, or premium, if any, or interest, if any, on, any Debt Security of such series at maturity, upon redemption or otherwise, and (b) a default in respect of any covenant or provision of the applicable Indenture that cannot be amended or modified without the consent of the Holder of each of the outstanding Debt Securities affected. (Section 7.13).

  Each Indenture requires the Company to furnish to the applicable Trustee annual statements as to the fulfillment by the Company of its obligations under such Indenture. (Section 12.05).

 Modification of the Indentures

  The Company and the applicable Trustee, with the consent of the Holders of a majority in principal amount of each series of the Debt Securities at the time outstanding under the Indenture that is affected thereby, may enter into supplemental indentures for the purpose of amending or modifying, provisions of such Indenture or any indenture supplemental thereto; provided, however, that no such modification or amendment may, without the consent of the Holder of each of the outstanding Debt Securities affected thereby: (i) modify the terms of payment of principal or interest; (ii) reduce the above-stated percentage of Holders of outstanding Securities necessary to modify or amend such Indenture or to waive compliance by the Company with any restrictive covenant; or (iii) subordinate the indebtedness evidenced by the Debt Securities to any indebtedness of the Company other than to subordinate Subordinated Debt to Senior Debt or to subordinate Junior Subordinated Debt to Senior Debt and Subordinated Debt. (Section 11.02).

 Satisfaction and Discharge

  Each Indenture provides that the Company shall be discharged from its obligations under the Debt Securities of a series at any time prior to the Stated Maturity or redemption thereof when (a) the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency or currency unit in which the Debt Securities are denominated to pay the principal of, and premium, if any, and interest, if any, to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of direct obligations of, or obligations the principal of, and interest on, which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of, and premium, if any, and interest, if any, to Stated Maturity (or redemption) on, the Debt Securities of such series, (b) the Company has paid all other sums payable with respect to the Debt Securities of such series, (c) if the deposit occurs more than one year prior to the Stated Maturity or redemption of the Debt Securities of such series, the Company has delivered to the Trustee an opinion of recognized tax counsel to the effect that such deposit and discharge will not result in recognition by the Holders of the Debt Securities of such series of income, gain or loss for Federal income tax purposes (other than income, gain or loss which would have been recognized in like amount and at a like time absent such deposit and discharge) and (d) the Company has delivered to the Trustee an Opinion of Counsel as to certain other matters. Upon such discharge, the Holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series, and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment. (Sections 6.01 and 6.03). However, each Indenture provides that, if the Trustee is unable to apply any money or obligations deposited with the Trustee by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, or by reason of the Trustee's inability to convert any such money or Government Obligations into the currency or currency unit required to be paid with respect to the Debt Securities of such series, the Company's obligations under the Indenture will be reinstated until such time as the Trustee is permitted to apply all such money and obligations in accordance with the provisions of such Indenture. (Section 6.04).

 The Trustee

  State Street Bank and Trust Company serves as Trustee under the Senior Indenture, the Subordinated Indenture and the Junior Subordinated Indenture. Each Indenture contains certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases and to realize on certain property received with respect to any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, except that, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign. The Trustee is trustee with respect to outstanding senior or subordinated unsecured debt securities of the Company previously issued under the Indentures and may from time to time perform certain other services for, including extending lines of credit to, the Company in the ordinary course of business.

Provisions Applicable Solely to the Senior Debt Securities

  The Senior Debt Securities will be issued under the Senior Indenture. Each series of Senior Debt Securities will constitute Senior Debt and will rank pari passu with each other series of Senior Debt Securities. All Subordinated Debt (including, but not limited to, all Subordinated Debt Securities) and all Junior Subordinated Debt (including, but not limited to, all Junior Subordinated Debt Securities) will be subordinated to the Senior Debt Securities.

Provisions Applicable Solely to the Subordinated Debt Securities

  The Subordinated Debt Securities will be issued under the Subordinated Indenture. Each series of Subordinated Debt Securities will constitute Subordinated Debt and will rank pari passu with each other series of Subordinated Debt Securities. All Junior Subordinated Debt (including, but not limited to, all Junior Subordinated Debt Securities) will be subordinated to the Subordinated Debt Securities, and the Subordinated Debt Securities will be subordinated to all Senior Debt (including, but not limited to, all Senior Debt Securities).

  In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to the Company or to its property, or if any Subordinated Debt Security is declared due and payable because of the occurrence of an Event of Default, then, in either event, all principal of, and premium, if any, and interest, if any, on, all Senior Debt will be paid in full before any payment is made on such Subordinated Debt Security. (Section
14.01 of the Subordinated Indenture).

  If Subordinated Debt Securities are issued under the Subordinated Indenture, the aggregate principal amount of Senior Debt outstanding as of a recent date will be set forth in the applicable Prospectus Supplement. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional Senior Debt.

Provisions Applicable Solely to the Junior Subordinated Debt Securities

  The Junior Subordinated Debt Securities will be issued under the Junior Subordinated Indenture. Each series of Junior Subordinated Debt Securities will rank pari passu with each other series of Junior Subordinated Debt Securities. The Junior Subordinated Debt Securities will be subordinated to all Senior Debt (including, but not limited to, all Senior Debt Securities) and all Subordinated Debt (including, but not limited to, all Subordinated Debt Securities).

  In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to the Company or to its property, or if any Junior Subordinated Debt Security is declared due and payable because of the occurrence of an Event of Default, then, in either event, all principal of, and premium, if any, and interest, if any, on, all Senior Debt and all Subordinated Debt will be paid in full before any payment is made on such Junior Subordinated Debt Security. (Section 14.01 of the Junior Subordinated Indenture).

  If Junior Subordinated Debt Securities are issued under the Junior Subordinated Indenture, the aggregate principal amount of Senior Debt and Subordinated Debt outstanding as of a recent date will be set forth in the applicable Prospectus Supplement. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional Senior Debt or Subordinated Debt.

  As of March 31, 1998, the aggregate principal amount of Senior Debt outstanding was $9.1 billion, and there was no outstanding Subordinated Debt or Junior Subordinated Debt.

                            DESCRIPTION OF WARRANTS

  The following statements with respect to the Warrants are summaries of, and subject to, the detailed provisions of a Warrant Agreement (the "Warrant Agreement") to be entered into by the Company and a warrant agent to be selected at the time of issue (the "Warrant Agent"), a form of which has been filed with, and is available from the offices of, the Commission as referred to under "Available Information."

General

  The Warrants, evidenced by Warrant certificates (the "Warrant Certificates"), may be issued under the Warrant Agreement independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. If Warrants are offered, the Prospectus Supplement will describe the terms of the Warrants, including the following: (i) the offering price, if any; (ii) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of the Warrants; (iii) if applicable, the designation and terms of the Debt Securities with which the Warrants are issued and the number of Warrants issued with each such Debt Security; (iv) if applicable, the date on and after which the Warrants and the related Debt Securities will be separately transferable; (v) the principal amount of Debt Securities purchasable upon exercise of one Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (vi) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (vii) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form; and (viii) any other terms of the Warrants. The Prospectus Supplement will also include a summary of the material tax consequences under United States law of owning the Warrants and will disclose the securities exchange or market, if any, on which the Warrants will be listed.

  Warrant Certificates may be exchanged for new Warrant Certificates of different denominations and may (if in registered form) be presented for registration of transfer at the corporate trust office of the Warrant Agent or any co-Warrant Agent, which will be listed in the Prospectus Supplement, or at such other office as may be set forth therein. Warrant holders do not have any of the rights of Holders of Debt Securities and are not entitled to payments of principal of, and premium, if any, and interest, if any, on, such Debt Securities.

Exercise of Warrants

  Warrants may be exercised by surrendering the Warrant Certificate at the corporate trust office of the Warrant Agent or at the corporate trust office of the co-Warrant Agent, if any, with the form of election to purchase on the reverse side of the Warrant Certificate properly completed and executed, and by payment in full of the exercise price, as set forth in the Prospectus Supplement. Upon the exercise of Warrants, the Warrant Agent or co-Warrant Agent, if any, will, as soon as practicable, deliver the Debt Securities in authorized denominations in accordance with the instructions of the exercising Warrant holder and at the sole cost and risk of such holder. If less than all of the Warrants evidenced by the Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of the capital stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and the Company's Amended and Restated By-Laws (the "Restated By-Laws"), which have been filed with, and are available from the offices of, the Commission as referred to under "Available Information" and to the Delaware General Corporation Law (the "DGCL").

General

  The Restated Certificate authorizes the Company to issue 852,000,000 shares of capital stock, of which 500,000,000 shares are designated Class A Common Stock, $0.25 par value per share, 300,000,000 shares are designated Class B Common Stock, par value $0.25 per share, 2,000,000 shares are designated preferred stock, no par value per share ("Junior Preferred Stock"), and 50,000,000 shares are designated Senior Preferred Stock, $0.01 par value per share (together with the Junior Preferred Stock, "Preferred Stock") . As of June 30, 1998, there were 39,020,775 shares of Class A Common Stock and 51,050,000 shares of Class B Common Stock issued and outstanding, and there were 51,050,000 shares of Class A Common Stock reserved for issuance upon conversion of shares of Class B Common Stock and 6,222,350 shares of Class A Common Stock reserved for issuance under the Heller Financial, Inc. 1998 Stock Incentive Plan. All of the 51,050,000 shares of Class B Common Stock outstanding are beneficially owned directly by FAHI and indirectly by Fuji Bank. As of June 30, 1998, there were 6,600,000 shares of Preferred Stock authorized and issued or reserved for issuance as follows:
5,000,000 shares of Series A Preferred Stock, a series of Senior Preferred Stock, all of which were issued and outstanding; 1,500,000 shares of Series C Preferred Stock, a series of Senior Preferred Stock, all of which were issued and outstanding; and 100,000 shares of NW Preferred Stock, a series of Junior Preferred Stock, none of which were issued and outstanding. All outstanding shares of Common Stock and Preferred Stock are fully paid and nonassessable and any Senior Preferred Stock or Class A Common Stock offered hereby will, upon full payment of the purchase price therefor, likewise be fully paid and nonassessable.

  Under the Restated Certificate, the Board of Directors of the Company may provide for the issuance of Senior Preferred Stock or Junior Preferred Stock in one or more series from time to time, and the rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the Senior Preferred Stock or Junior Preferred Stock of each series will be fixed or designated by the Board of Directors pursuant to a certificate of designation without any further vote or action by the Company's stockholders, except as required pursuant to the terms of the Series A Preferred Stock and Series C Preferred Stock.

  The description of Senior Preferred Stock set forth below and the description of the terms of a particular series of Senior Preferred Stock that will be set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the Restated Certificate and the certificate of designation relating to such series, a form of which will be filed with the Commission. The specific terms of a particular series of Senior Preferred Stock offered hereby will be described in a Prospectus Supplement relating to such series and will include the following:

    (i) the maximum number of shares to constitute the series and the distinctive designation thereof;

    (ii) the annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate and whether dividends will be cumulative;

    (iii) whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

    (iv) the liquidation preference, if any, applicable to shares of the series;

    (v) whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

    (vi) the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock of the Company or another corporation, or any series of any other class or classes, or any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

    (vii) the voting rights, if any, of the shares of the series; and

    (viii) any other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof.

The Prospectus Supplement will also include a summary of the material tax consequences under United States law of owning such series of Senior Preferred Stock and will disclose the securities exchange or market, if any, on which such series of Senior Preferred Stock will be listed.

Existing Preferred Stock

 Series A Preferred Stock

  Dividends on the Series A Preferred Stock are payable at an annual rate of 8.125%. Dividends are cumulative and payable quarterly. The Company is prohibited from declaring or paying cash dividends on Common Stock, Junior Preferred Stock or other series of Senior Preferred Stock on parity with the Series A Preferred Stock, unless full cumulative dividends on all outstanding shares of Series A Preferred Stock for all past dividend periods have been paid. The Series A Preferred Stock is not redeemable prior to September 22, 2000. On or after that date, the Series A Preferred Stock will be redeemable at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends. Except as required by law and as set forth herein, the holders of Series A Preferred Stock have no voting rights. In case the Company shall be in arrears in the payment of six consecutive quarterly dividends on the outstanding Series A Preferred Stock, the holders of Series A Preferred Stock, voting separately as a class and in addition to any voting rights that holders of the Series A Preferred Stock shall have as required by law, shall have the exclusive right to elect two additional directors beyond the number to be elected by the stockholders at the next annual meeting of the stockholders called for the election of directors, and at every subsequent such meeting at which the terms of office of the directors so elected by the Series A Preferred Stock expire, provided such arrearage exists on the date of such meeting or subsequent meetings, as the case may be. Any such elected directors shall serve until the dividend default shall cease to exist. In addition, without the vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, the Company shall not (i) issue, from any class or series of stock now existing or to be created in the future, any shares of stock ranking senior to the outstanding shares of Series A Preferred Stock as to the payment of dividends and upon liquidation or (ii) amend the Restated Certificate or the Restated By-laws, as amended, if such amendment would increase or decrease the aggregate number of authorized shares of Series A Preferred Stock, increase or decrease the par value of the shares of Series A Preferred Stock or alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect the holders of the Series A Preferred Stock adversely. The Series A Preferred Stock carries a liquidation preference of $25 per share, plus accrued and unpaid dividends. The Series A Preferred Stock ranks senior with respect to payment of dividends and liquidation preferences to the Common Stock and Junior Preferred Stock.

 Series C Preferred Stock

  Dividends on the Series C Preferred Stock are noncumulative and, if declared by the Board of Directors or a duly authorized committee thereof, will be payable quarterly at an annual rate of 6.687%. The amount of dividends payable will be adjusted in the event of certain amendments to the Internal Revenue Code of 1986, as amended, in respect of the dividends received reduction. The Company is prohibited from declaring or paying cash dividends on Common Stock, Junior Preferred Stock or other series of Senior Preferred Stock on parity with the Series C Preferred Stock, unless all declared dividends on all outstanding shares of Series C Preferred Stock for all past dividend periods have been paid. The Series C Preferred Stock is not redeemable prior to August 15, 2007. On or after that date, the Series C Preferred Stock will be redeemable at the option of the Company, in whole or in part, at a redemption price of $100 per share, plus accrued and unpaid dividends (whether or not declared) for the then-current dividend period and, if declared, accrued and unpaid dividends for prior dividend periods. Except as required by law and as set forth herein, the holders of Series C Preferred Stock have no voting rights. If dividends payable on any share or shares of the Series C Preferred Stock or on any other class or series of Senior Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock") ranking on a parity with the Series C Preferred Stock and upon which like voting rights have been conferred and are exercisable (excluding any class or series of Noncumulative Preferred Stock entitled to elect additional directors by a separate vote, "Voting Preferred Stock") have not been paid or declared and set aside for payment for the equivalent of six full quarterly dividend periods (whether or not consecutive), the number of directors of the Company will be increased by two (without duplication of any increase made pursuant to the terms of any other class or series of Voting Preferred Stock), and the holders of the Series C Preferred Stock, voting as a single class with the holders of the Voting Preferred Stock, will be entitled to elect such two directors to fill such newly-created directorships. Such right of the holders of the Series C Preferred Stock and the Voting Preferred Stock shall continue until dividends on the Series C Preferred Stock and the Voting

Preferred Stock have been paid or declared and set apart for payment regularly for at least one year (i.e., four consecutive full quarterly dividend periods). Any such elected directors shall serve until the Company's next annual meeting of stockholders and until their respective successors are elected and qualified (notwithstanding that prior to the end of such term the dividend default shall cease to exist). In addition, the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series C Preferred Stock will be required for any amendment, alteration or repeal of any provisions of the Restated Certificate or of any other certificate amendatory of or supplemental to the Restated Certificate which would adversely affect the powers, preferences, privileges or rights of the Series C Preferred Stock. The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series C Preferred Stock and any other series of Noncumulative Preferred Stock ranking on a parity with the Series C Preferred Stock either as to dividends or upon liquidation, voting as a single class without regard to series, will be required to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to the Series C Preferred Stock as to dividends or upon liquidation, or to reclassify any authorized stock of the Company into such prior shares, but such vote will not be required for the Company to take any such actions with respect to any stock ranking on a parity with or junior to the Series C Preferred Stock. The Series C Preferred Stock is entitled to a liquidation preference of $100 per share, plus an amount equal to the sum of all accrued and unpaid dividends (whether or not earned or declared) for the then-current dividend period to the date of final distribution (without accumulation of accrued and unpaid dividends for prior dividend periods unless previously declared), that is senior to payments to holders of the Common Stock, the Junior Preferred Stock or any other class or series of stock of the Company ranking junior to the Series C Preferred Stock and pari passu with payments to holders of each other series of Senior Preferred Stock outstanding on the date of original issue of the Series C Preferred Stock.

 NW Preferred Stock

  The Company has authorized the issuance of 100,000 shares of NW Preferred Stock pursuant to the Keep Well Agreement wherein, among other things, Fuji Bank has agreed to purchase NW Preferred Stock in an amount required to maintain the Company's net worth at $500 million. The Company's net worth was approximately $1.3 billion at March 31, 1998. If and when the NW Preferred Stock is issued, dividends will be payable thereon at an annual rate equal to 1% per annum above the three-month rate at which deposits in United States dollars are offered by Fuji Bank in London, England to prime banks in the London interbank market. Dividends on the NW Preferred Stock will be noncumulative and payable (if declared) quarterly, and the Company will be prohibited from paying cash dividends on the Common Stock unless full dividends for the then-current dividend period (without accumulation of accrued and unpaid dividends for prior dividend periods unless previously declared) on all outstanding shares of NW Preferred Stock have been declared and paid or declared and a sum sufficient set aside for such payment. Subject to certain conditions, NW Preferred Stock will be redeemable at the option of the holder, in whole or in part, within a specified period of time after the end of a calendar quarter in an aggregate amount not greater than the excess of the net worth of the Company as of the end of such calendar quarter over $500 million and at a redemption price equal to the price paid to the Company upon the issuance thereof, plus accrued and unpaid dividends for the then-current dividend period (without accumulation of accrued and unpaid dividends for prior dividend periods unless previously declared). Except as required by law, the holders of NW Preferred Stock will have no voting rights. The NW Preferred Stock will carry a liquidation preference equal to the price paid for each share upon issuance thereof, plus accrued and unpaid dividends for the then-current dividend period (without accumulation of accrued and unpaid dividends for prior dividend periods unless previously declared). The NW Preferred Stock will rank senior to the Common Stock and junior to the Senior Preferred Stock with respect to payment of dividends and liquidation preference. No purchases of NW Preferred Stock have been made to date by Fuji Bank under the Keep Well Agreement.

Common Stock

 Voting Rights

  The holders of Class A Common Stock and Class B Common Stock generally have identical rights except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to three votes per share on all matters to be voted on by stockholders, subject to the right of Fuji Bank or the Class B Transferee (as defined below), as the case may be, to reduce from time to time the number of votes per share of Class B Common Stock by written notice to the Company specifying the reduced number of votes per share. Notwithstanding the foregoing, in the event that at any time while held by Fuji Bank the shares of Class B Common Stock would represent greater than 79% of the combined voting power of all outstanding classes of voting stock of the Company, then for voting purposes the number of votes per share of Class B Common Stock shall be automatically reduced so that the shares of Class B Common Stock held by Fuji Bank represent 79% of such combined voting power. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all holders of shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law or the Restated Certificate, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Restated Certificate must be approved by the vote of the holders of Common Stock having a combined voting power of a majority of all shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Amendments to the Restated Certificate that would alter or change the powers, preferences or special rights of the Class A Common Stock or the Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares adversely affected by the amendment, voting as a separate class.

 Dividends

  Holders of Class A Common Stock and Class B Common Stock share ratably on a per share basis in any dividends declared by the Board of Directors (except with respect to the cash dividend previously paid to FAHI, as the sole holder of the Class B Common Stock, with a portion of the net proceeds of the Company's initial public offering of Class A Common Stock), subject to any preferential rights of any outstanding Preferred Stock. The Company is prohibited from paying dividends on the Common Stock unless all declared dividends on all outstanding shares of Series C Preferred Stock and full cumulative dividends on all outstanding shares of Series A Preferred Stock have been paid. In the case of dividends or other distributions payable in Common Stock, including distributions pursuant to stock splits or divisions of Common Stock, only shares of Class A Common Stock shall be paid or distributed to holders of shares of Class A Common Stock, and only shares of Class B Common Stock shall be paid or distributed to holders of Class B Common Stock.

  The Company may not reclassify, subdivide or combine shares of one class of Common Stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class of Common Stock.

 Conversion

  The Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible at any time while held by Fuji Bank and/or any of its subsidiaries or the Class B Transferee and/or any of its subsidiaries at the option of the holder thereof into one share of Class A Common Stock.

  Except as provided below, any shares of Class B Common Stock transferred to a person other than Fuji Bank or any of its subsidiaries or the Class B Transferee or any of its subsidiaries shall automatically convert into shares of Class A Common Stock upon such disposition. Shares of Class B Common Stock representing more than a 50% voting interest in the outstanding shares of Common Stock transferred by Fuji Bank and/or any of its subsidiaries in a single transaction or series of related transactions to one unaffiliated person (the "Class B Transferee") and/or any of its subsidiaries shall not automatically convert into shares of Class A Common Stock upon such disposition. Any shares of Class B Common Stock retained by Fuji Bank or any of its subsidiaries following any such disposition of more than a 50% voting interest in the outstanding shares of Common Stock to the Class B Transferee and/or any of its subsidiaries shall automatically convert into shares of Class A Common Stock upon such disposition.

  All shares of Class B Common Stock will automatically convert into Class A Common Stock if the number of outstanding shares of Class B Common Stock beneficially owned by Fuji Bank and its subsidiaries or the Class B Transferee and its subsidiaries, as the case may be, falls below 30% of the aggregate number of outstanding shares of Common Stock. This will prevent Fuji Bank and its subsidiaries or the Class B Transferee and its subsidiaries, as the case may be, from decreasing their economic interest in the Company to less than 30% while still retaining control of a majority of the Company's voting power. The foregoing automatic conversion is intended to ensure that Fuji Bank and/or its subsidiaries or the Class B Transferee and/or its subsidiaries, as the case may be, retain voting control by virtue of their ownership of Class B Common Stock only if they continue to have a significant economic interest in the Company. All conversions will be effected on a share-for-share basis.

 Other Rights

  In the event of any merger, reorganization or consolidation of the Company with or into another entity in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash), except that shares of stock or other securities receivable upon such reorganization, consolidation or merger by a holder of a share of Class B Common Stock may differ from the shares of stock or other securities receivable upon such reorganization, consolidation or merger by a holder of a share of Class A Common Stock to the extent that the Class B Common Stock and Class A Common Stock differ as provided in the Restated Certificate.

  On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock.

  No shares of either class of Common Stock are subject to redemption. Shares of Class A Common Stock do not have preemptive rights to purchase additional shares. Holders of shares of Class B Common Stock have preemptive rights to subscribe for and receive additional securities of the Company upon all additional issuances by the Company of shares of Class A Common Stock, or any other securities convertible into shares of Class A Common Stock (other than in connection with certain issuances pursuant to employee stock or stock option benefit plans or in connection with any stock split or stock dividend), such that such holder of Class B Common Stock may, by purchasing such additional securities, maintain the percentage beneficial ownership interest (including voting and economic interest) it had immediately prior to such issuance.

 Transfer Agent and Registrar

  The transfer agent and registrar for the Class A Common Stock is the Bank of New York.

Certain Certificate of Incorporation and By-Law Provisions

 Corporate Opportunities

  The Restated Certificate provides that Fuji Bank has no duty to refrain from engaging in the same or similar activities or lines of business as the Company, and neither Fuji Bank nor any director, officer or other employee thereof (except as provided below) will be liable to the Company or its stockholders for breach of any fiduciary duty by reason of any such activities of Fuji Bank. In the event that Fuji Bank acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Fuji Bank and the Company, Fuji Bank has no duty to communicate or offer such corporate opportunity to the Company and shall not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that Fuji Bank pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Company.

  In the event that a director, officer or other employee of the Company who is also a director or officer or other employee of Fuji Bank acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Company and Fuji Bank, such director, officer or other employee of the Company may fully satisfy and fulfill the fiduciary duty of such director, officer or other employee of the Company and its stockholders with respect to such corporate opportunity if such director, officer or other employee acts in a manner consistent with the following policy:

    (i) a corporate opportunity offered to any person who is an officer or other employee of the Company, and who is also a director but not an officer or other employee of Fuji Bank, shall belong to the Company;

    (ii) a corporate opportunity offered to any person who is a director but not an officer or other employee of the Company, and who is also a director or officer or other employee of Fuji Bank, shall belong to the Company if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of the Company, and otherwise shall belong to Fuji Bank; and

    (iii) a corporate opportunity offered to any person who is an officer or other employee of both the Company and Fuji Bank, or an officer of one and a non-officer employee of the other, shall belong to the Company if such opportunity is expressly offered to such person in writing solely in his or her capacity as an officer or employee of the Company, and otherwise shall belong to Fuji Bank.

  For purposes of the foregoing:

    (i) A director of the Company who is Chairman of the Board of Directors or of a committee thereof shall not be deemed to be an officer or employee of the Company by reason of holding such position (without regard to whether such position is deemed an officer of the Company under the Restated By-Laws), unless such person is a full-time employee of the Company; and

    (ii)(A) The term "Company" shall mean the Company and all corporations, partnerships, joint ventures, associations and other entities controlled directly or indirectly by the Company through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise, and (B) the term "Fuji Bank" shall mean Fuji Bank and all corporations, partnerships, joint ventures, associations and other entities (other than the Company, defined in accordance with clause (A) of this section (ii)) controlled directly or indirectly by Fuji Bank through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise.

  The foregoing provisions of the Restated Certificate expire on the date that Fuji Bank ceases to own beneficially Common Stock representing at least 30% of the voting power of all classes of outstanding Common Stock and no person who is a director, officer or employee of the Company is also a director, officer or employee of Fuji Bank or any of its subsidiaries (other than the Company).

  Any person purchasing or otherwise acquiring Common Stock will be deemed to have notice of, and to have consented to, the foregoing provisions of the Restated Certificate.

 Provisions That May Have an Anti-Takeover Effect

  Certain provisions contained in the Restated Certificate and the Restated By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including an attempt that might result in a premium being paid over the market price for the shares held by stockholders.

  The Restated By-Laws provide that subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution of the Board of Directors adopted by the affirmative vote of directors constituting not less than a majority of the total number of the directors that the Company would have if there were no vacancies on the Company's Board of Directors, but shall consist of not more than 16 nor less than eight directors. In addition, the Restated Certificate and Restated By-Laws provide that, subject to any rights of holders of Preferred Stock, any vacancies, other than vacancies occurring by reason of removal by the stockholders, may be filled by the affirmative vote of a majority of the remaining members of the Board of Directors, though less than a quorum, or by a sole remaining director, and except as otherwise provided by law, any such vacancy may not be filled by the stockholders.

  The Restated By-Laws provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings must be received in writing by the Company at its principal executive offices not less than 90 days prior to the first anniversary of the date of the previous year's annual meeting of stockholders, subject to adjustment in certain situations, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The Restated Certificate and the Restated By-Laws also provide that special meetings of stockholders may be called only by certain specified officers of the Company or by the Secretary of the Company at the request of a majority of the total members of the Board of Directors; special meetings of stockholders cannot be called by stockholders. In addition, the Restated By-Laws provide that any action required or permitted to be taken by stockholders may be effected by written consent; provided, however, that on and after the date on which neither Fuji Bank and its subsidiaries nor the Class B Transferee and its subsidiaries continue to beneficially own more than 50% of the total voting power of the outstanding Common Stock, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent by stockholders in lieu of such a meeting.

  The Restated Certificate also provides that, subject to the rights of holders of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the total voting power of all classes of outstanding Common Stock, voting together as a single class, is required to amend, repeal or adopt any provision inconsistent with the foregoing provisions of the Restated Certificate. The Restated Certificate and the Restated By-Laws further provide that, subject to the rights of holders of Preferred Stock, the Restated By-Laws may be altered, amended or repealed by the affirmative vote of directors constituting not less than a majority of the entire Board of Directors (if effected by action of the Board of Directors) or by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all outstanding Common Stock, voting together as a single class (if effected by action of the stockholders).

  The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) prior to the date at which the stockholder becomes an interested stockholder the board of directors of the corporation approved either the business combination or the transaction in which the person becomes an interested stockholder, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder or (iii) the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of the stockholders (and not by written consent) held on or subsequent to the date of the business combination. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

Limitations on Directors' Liability

  The Restated Certificate provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any

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breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. These provisions eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

                             PLAN OF DISTRIBUTION

  The Company may offer the Securities directly to purchasers, to or through underwriters, through dealers or agents or through a combination of any such methods. Any such underwriter(s), dealer(s) or agent(s) involved in the offer and sale of the Securities in respect of which this Prospectus is delivered will be named in a Prospectus Supplement. The Prospectus Supplement with respect to such Securities also will set forth the terms of the offering of such Securities, including the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges or markets on which such Securities may be listed.

  If underwriters are used in an offering of Securities, the Company will execute an underwriting agreement with such underwriters, and the name of each underwriter and the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement relating to such offering, and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Such Securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, (i) at a fixed price or prices, which may be changed, (ii) at market prices prevailing at the time of sale, (iii) at prices relating to such prevailing market price or (iv) at negotiated prices. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase all of the Securities offered will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If a dealer is used in an offering of Securities, the Company will sell such Securities to the dealer, as principal. The dealer then may resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  If an agent is used in an offering of Securities, the agent will be named, and the terms of the agency will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, an agent will act on a best efforts basis for the period of its appointment.

  Dealers and agents named in a Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Securities described therein. Underwriters, dealers and agents, under underwriting agreements and other agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  Offers to purchase Securities may be solicited, and sales thereof may be made, by the Company directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof. The terms of any such offer will be set forth in the Prospectus Supplement relating thereto.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or other agents of the Company to solicit offers by certain institutional investors to purchase Securities from the Company pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such purchasers must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions, except that (i) the purchase of the Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject and (ii) if the Securities also are being sold to underwriters, the Company shall have sold to such underwriters the Securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of such contracts.

  The anticipated date of delivery of Securities will be set forth in the Prospectus Supplement relating to each applicable offering.

  There can be no assurance that a secondary market will be created for the Debt Securities, Warrants or Senior Preferred Stock offered hereby or, if any such secondary market is created, that it will continue.

  Certain of the underwriters, dealers or agents and their associates may engage in transactions with, serve as financial advisors to, and perform other general financing and bank services for, the Company and its affiliates in the ordinary course of business.

  To facilitate an offering of a series of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by the Company. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commencement, may be discontinued at any time.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Mark J. Ohringer, Esq., Associate General Counsel of the Company. Certain legal matters will be passed upon for any agents or underwriters by Katten Muchin & Zavis, 525 West Monroe Street, Suite 1600, Chicago, Illinois 60661-3693. Katten Muchin & Zavis from time to time acts as counsel in certain matters for the Company and certain of its subsidiaries. A limited number of Katten Muchin & Zavis attorneys own, in the aggregate, less than 1% of the outstanding shares of Class A Common Stock.

                        INDEPENDENT PUBLIC ACCOUNTANTS

  The financial statements and schedules incorporated in this Prospectus and elsewhere in the Registration Statement by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the financial statements for the five years ended December 31, 1997 from which the five-year selected financial data included in this Prospectus have been derived, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. These financial statements, schedules and five-year selected financial data forming a part of this Prospectus and Registration Statement have been included or incorporated by reference, as the case may be, herein in reliance upon the authority of said firm as experts in giving such reports. The interim financial statements for the periods ended March 31, 1997 and 1998 have not been audited.

                          REGISTERED OFFICES OF HELLER
                             500 West Monroe Street
                            Chicago, Illinois 60661
                                 United States

                            LEGAL ADVISOR TO HELLER

                           (As to United States Law)
                             Mark J. Ohringer, Esq.
                             500 West Monroe Street
                            Chicago, Illinois 60661
                                 United States

                                    AUDITORS

                              Independent Auditors
                                   of Heller
                              Arthur Andersen LLP
                             33 West Monroe Street
                            Chicago, Illinois 60603
                                 United States

                       LEGAL ADVISORS TO THE UNDERWRITERS

                           (As to United States Law)
                             Katten Muchin & Zavis
                             525 West Monroe Street
                                   Suite 1600
                          Chicago, Illinois 60661-3693
                                 United States

                                 LISTING AGENT

                       Banque Internationale a Luxembourg
                                69, route d'Esch
                               L-1470 Luxembourg

                                    TRUSTEE

                      State Street Bank and Trust Company
                                 Goodwin Square
                               225 Asylum Street
                          Hartford, Connecticut 06103
                                 United States

                    PAYING AND TRANSFER AGENT IN LUXEMBOURG

                       Banque Internationale a Luxembourg
                                69, route d'Esch
                               L-1470 Luxembourg